UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Definitive Proxy Statement

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☐	Soliciting Material Under Rule 14a-12

DIRTT ENVIRONMENTAL SOLUTIONS LTD.
(Name of Registrant as Specified in Its Charter)

22NW FUND, LP

22NW, LP

22NW FUND GP, LLC

22NW GP, INC.

ARON R. ENGLISH

RYAN W. BRODERICK

BRYSON O. HIRAI-HADLEY

MARY GARDEN

ALEXANDER B. JONES

CORY J. MITCHELL

DOUGLAS A. EDWARDS

SCOTT L. ROBINSON

SCOTT C. RYAN

KENNETH D. SANDERS

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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22NW FUND, LP

March 22, 2022

Dear Fellow DIRTT Shareholder:

22NW Fund, LP (together with its affiliates,“22NW” or “we”) is a significant shareholder of DIRTT Environmental Solutions Ltd., an Alberta corporation (“DIRTT” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 18.9% of the outstanding common shares of the Company. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our seven (7) nominees as directors at the annual and special meeting of shareholders scheduled to be held on April 26, 2022 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Meeting”).1 We are seeking representation on the Board because we believe that it is apparent that the Company desperately needs a Board that will actively oversee management and improve its shareholder communications, and that Board refreshment will be critical to unlocking shareholder value. We believe that the Board will benefit from the addition of independent directors with relevant skill sets and a shared objective of enhancing value for the benefit of all DIRTT shareholders. The individuals that we have nominated are highly-qualified, capable and ready to serve the shareholders of DIRTT.

Like all of DIRTT’s other shareholders, we will only be able to achieve a return on our investment upon the appreciation in value of DIRTT’s shares. We believe that there is significant value to be realized at DIRTT; however, given the Company’s financial and share price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the shareholders, the true owners of DIRTT, are appropriately represented in the boardroom. We believe that the Board will benefit from our nominees’ financial expertise and industry experience.

The Company currently has seven (7) directors serving on the Board. Through the attached Proxy Statement and enclosed WHITE proxy card, we are soliciting proxies to elect only our seven (7) nominees. Accordingly, the enclosed WHITE proxy card may only be voted for or withheld from voting for our nominees and does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for or withhold from voting for our seven nominees and will not have the opportunity to vote for or withhold from voting for any of the Company’s director nominees. If all of our nominees are elected, it will have the effect of replacing the entire Board. You can only vote for or withhold from voting for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement, when available, for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

1 As described herein, 22NW delivered a requisition for a special meeting of the Company’s shareholders to be held no later than January 21, 2022 to the Company on November 16, 2021 (the “Requisition”). In response to the Requisition, the Company announced that it had called the combined annual and special Meeting. 22NW reserves all rights with respect to the Requisition.

If at least four (4) of our nominees are elected, they will constitute a majority of the Board. There is no assurance that any of the Company’s nominees will serve as directors if one or more of our nominees are elected. If fewer than four (4) of our nominees are elected, they will constitute less than a majority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to unlock shareholder value. We believe the election of our nominees is an important step in the right direction of enhancing long-term value at the Company.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Revised Proxy Statement and the enclosed WHITE proxy card are first being mailed or given to shareholders on or about March 22, 2022.

If you have already voted for or withheld from voting for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Aron R. English

Aron R. English
22NW Fund, LP

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of 22NW’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
DIRTT ENVIRONMENTAL SOLUTIONS LTD.

_________________________

REVISED PROXY STATEMENT
OF
22NW FUND, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

22NW Fund, LP, a Delaware limited partnership (“22NW Fund” and together with its affiliates, “22NW” or “we”), is a significant shareholder of DIRTT Environmental Solutions Ltd., an Alberta corporation (“DIRTT” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 16,124,049 common shares, without par value (the “Common Shares”), of the Company, representing approximately 18.9% of the outstanding Common Shares. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the best interests of shareholders are appropriately represented in the boardroom. We have nominated seven highly-qualified directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value. Accordingly, we are furnishing this Revised Proxy Statement and accompanying WHITE proxy card to holders of Common Shares of DIRTT in connection with our solicitation of proxies in connection with the Company’s announced annual and special meeting of shareholders scheduled to be held on April 26, 2022 at 10:00 a.m. MDT (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Meeting”).2 The Meeting is scheduled to be held in an in-person and virtual format, with the in-person format to be held at The Residence Inn by Marriott, 610 10 Avenue SW, Calgary, Alberta, T2R 1M3 Canada, and the virtual format to be conducted via live audio webcast online at www.meetnow.global/MG9D5AJ. This Proxy Statement and the enclosed WHITE proxy card are first being mailed or given to shareholders on or about March 22, 2022.

22NW filed its original Proxy Statement with the Securities and Exchange Commission (the “SEC”) on January 7, 2022 (the “Original Proxy Statement”). We are filing this Revised Proxy Statement to supplement the Original Proxy Statement with certain additional information that was not available as of the date of the Original Proxy Statement. This Revised Proxy Statement includes information that we are required to provide to you under the rules of the SEC and applicable corporate and securities laws in Canada, and that is designed to assist you in voting your Common Shares.

2 As described herein, 22NW delivered a requisition for a special meeting of the Company’s shareholders to be held no later than January 21, 2022 to the Company on November 16, 2021 (the “Requisition”). In response to the Requisition, the Company announced that it had called the combined annual and special Meeting. 22NW reserves all rights with respect to the Requisition.

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We are seeking your support at the Meeting for the following:

1.	To elect 22NW’s seven (7) director nominees, Aron R. English, Cory J. Mitchell, Douglas A. Edwards, Mary Garden, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2023 annual meeting of shareholders or until their successors are duly elected or appointed;
2.	To appoint PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, at a remuneration to be fixed by the Board;
3.	To approve an amendment to the Company’s articles of amalgamation to change the Company’s name to “DIRTT Inc.” (the “Name Change Proposal”);
4.	To approve the Company’s 2022 Employee Share Purchase Plan (the “2022 ESPP”);
5.	To vote against approval of the Company’s Shareholder Rights Plan (the “Poison Pill”); and
6.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

According to the Company’s proxy statement, the Company is conducting a hybrid meeting this year due to the ongoing coronavirus (COVID-19) global pandemic. The hybrid meeting format will enable shareholders to participate in the Meeting regardless of their geographic location. As disclosed by the Company, registered shareholders and duly appointed proxyholders will be able to attend the Meeting in person or virtually, ask questions and vote, provided they comply with all of the requirements as described in this Revised Proxy Statement and the Company’s proxy statement. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholders will be able to attend the virtual Meeting as guests but will not be able to vote or ask questions at the Meeting. A shareholder who wishes to appoint a person other than the persons named as proxies on their WHITE proxy card or voting instruction form (including non-registered shareholders who wish to appoint themselves to attend) must carefully follow the instructions in this Revised Proxy Statement and on the WHITE proxy card or voting instruction form. These instructions include the additional step of registering such proxyholder with the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), after submitting their WHITE proxy card or voting instruction form, in order to be able to attend the Meeting virtually. According to the Company’s proxy statement, failure to register the proxyholder with the Company’s transfer agent will result in the proxyholder not receiving an invitation code to participate in the Meeting virtually and only being able to attend as a guest. Guests will be able only to listen to the virtual Meeting but will not be able to vote or ask questions.

The Board is currently composed of seven directors. 22NW believes the terms of all seven directors currently serving on the Board expire at the Meeting. This Proxy Statement is soliciting proxies to elect only 22NW’s seven nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our seven Nominees and will not have the opportunity to vote for any of the Company’s director nominees. If all of 22NW’s nominees are elected, it will have the effect of replacing the entire Board. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

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If at least four (4) of our Nominees are elected, they will constitute a majority of the Board. There is no assurance that any of the Company’s nominees will serve as directors if one or more of the Nominees are elected. If fewer than four (4) of our Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. We believe the election of our Nominees is an important step in the right direction of enhancing long-term value at the Company.

The Company has set the close of business on March 7, 2022 as the record date for determining shareholders entitled to notice of and to vote at the Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6. All shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. According to the Company, as of the Record Date, there were 85,593,871 Common Shares outstanding and entitled to vote at the Meeting.

As of the date hereof, the participants in this solicitation collectively own 16,124,049 Common Shares (the “22NW Shares”). We intend to vote such shares FOR the election of each of the Nominees, FOR the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, AGAINST the Name Change Proposal, FOR the resolution to approve the 2022 ESPP and AGAINST the proposal to approve the Poison Pill.

We urge you to carefully consider the information contained in this Revised Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

DIRTT is a corporation governed by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the Business Corporations Act (Alberta) (the “ABCA”) and applicable Canadian securities laws. The solicitation of proxies contemplated in this Revised Proxy Statement is being effected in accordance with U.S. securities laws.

This Revised Proxy Statement is not being used to solicit shareholders of DIRTT whose shares are registered under DRT and trade on the Toronto Stock Exchange in Canada (“Canadian Shareholders”). 22NW has filed a proxy circular (the “Proxy Circular”) with the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Canadian Shareholders should refer to the Proxy Circular and any supplements, amendments or restatements thereof filed with SEDAR.

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THIS SOLICITATION IS BEING MADE BY 22NW AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING OTHER THAN AS SET FORTH IN THIS REVISED PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH 22NW IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

22NW URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS REVISED PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE MEETING OR BY VOTING IN PERSON OR VIRTUALLY AT THE MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Meeting—This Revised Proxy Statement and our WHITE proxy card are available at www.saratogaproxy.com/DRTT

______________________________

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IMPORTANT

Your vote is important, no matter how few Common Shares you own. 22NW urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of each of the Nominees and in accordance with 22NW’s recommendations on the other proposal(s) on the agenda for the Meeting.

•	If your Common Shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to 22NW, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•

If your Common Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Common Shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Common Shares on your behalf without your instructions. As a beneficial owner, you may vote the shares virtually at the Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares in person or virtually at the Meeting. Even if you plan to attend the Meeting, we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Meeting.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our seven (7) Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

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If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of 22NW’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	The 22NW Parties (as defined below) have continuously been shareholders of DIRTT since March 2020.
•	On March 25, 2020, representatives of 22NW participated in a telephone call with Kimberly MacEachern, the Head of Investor Relations at DIRTT, among others, to introduce 22NW as shareholders of the Company and to discuss the Company’s liquidity amid the COVID-19 pandemic.
•	On May 12, 2020, representatives of 22NW participated in a telephone call with Kevin O’Meara, the President and Chief Executive Officer of DIRTT, and Geoff Krause, the Chief Financial Officer of DIRTT, to discuss the Company’s first quarter 2020 financial results.
•	On June 16, 2020, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to inquire about Mogens Smed’s, the former Chief Executive Officer of the Company, new venture, Falkbuilt Ltd., and the impact it may have upon DIRTT.
•	On July 1, 2020, representatives of 22NW had an additional telephone call with Messrs. O’Meara and Krause to further discuss Falkbuilt Ltd.
•	On July 30, 2020, representatives of 22NW participated in a telephone call with Messrs. O’Meara, Mr. Krause, and Steve Parry, a director and the former Chairman of the Board of DIRTT, to discuss the recent resignation of Jack Elliott from the Board, as well as DIRTT’s recent operating results.
•	On November 9, 2020, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s third quarter 2020 financial results.
•	On November 30, 2020, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Mr. Krause to discuss the Company’s litigation strategy and distributor partnership changes.
•	On January 7, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s convertible debenture issuance announced that morning.
•	On February 12, 2021, 22NW filed an initial Schedule 13G disclosing beneficial ownership of 9.85% of the outstanding Common Shares.
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•	On February 25, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s fourth quarter 2020 financial results.

•	On March 8, 2021, representatives of 22NW participated in a “Cost of Ownership” tool demonstration with Brandon Jones, the Vice President, Strategy of DIRTT. Ms. MacEachern invited other DIRTT shareholders to also participate in the demonstration.
•	On April 30, 2021, representatives of 22NW discussed the Company’s Board composition with Messrs. O’Meara and Krause, following the Company’s recent announcement that Jim Lynch and Diana Rhoten had been appointed to the Board.
•	On May 6, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s first quarter 2021 financial results.
•	On June 10, 2021, representatives of 22NW attended an investor tour of DIRTT’s facility in Rock Hill, South Carolina with Mr. O’Meara.
•	On June 17, 2021, representatives of 22NW met with Mr. O’Meara at the Company’s Dallas DXC facility, to discuss, among other things, DIRTT’s channel partner and go-to-market strategy.
•	On August 5, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s second quarter 2021 financial results.
•	Also on August 5, 2021, Mr. English called Mr. O’Meara to request an opportunity to meet with Mr. O’Meara and Todd Lillibridge, the new Chairman of the Board.
•	On August 12, 2021, 22NW filed an amendment to its Schedule 13G, disclosing beneficial ownership of 18.4% of the outstanding Common Shares.
•	On August 13, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s ESG materials and marketing plans.
•	On August 23, 2021, Mr. English and Ms. MacEachern exchanged emails discussing the recent significant rise in short interests in DIRTT during the previous two weeks as reported by Bloomberg.
•	On August 31, 2021, Mr. Mitchell had a follow-up telephone call with Mr. O’Meara to further discuss the Company’s second quarter 2021 financial results reported on August 5, 2021.
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•

On September 10, 2021, Mr. English had an approximately 3-hour in-person meeting with Messrs. O’Meara and Lillibridge in Jackson Hole, Wyoming to discuss 22NW’s views and concerns with respect to the Company, including, among others, (i) the Board’s lack of material ownership in the Company, (ii) the lack of shareholder representation on the Board, (iii) the Company’s capital allocation, (iv) the emerging Delta variant of COVID-19 and its potential impact on the Company’s business, (v) the Company’s lack of pipeline transparency, (vi) how to improve the Company’s investor relations efforts, (vii) the Company’s proposed shareholder rights agreement and 22NW’s opposition thereto and (viii) the composition of the Board.

•	On September 17, 2021, Mr. English participated in a telephone call with Mr. O’Meara to further discuss the September 10th meeting.
•	On September 21, 2021, Mr. O’Meara called Mr. English to provide an update on the Company’s governance process.
•	On October 5, 2021, Mr. Mitchell participated in an in-person meeting with Mr. O’Meara, Jennifer Warawa, the Chief Commercial Officer of DIRTT and other DIRTT employees, at the Connext conference in Chicago, Illinois to discuss product development and to continue their discussions concerning DIRTT’s channel partner and go-to-market strategy.
•	On October 6, 2021, Mr. English sent a courtesy email to Messrs. O’Meara and Lillibridge to give them notice that 22NW was planning to convert its Schedule 13G beneficial ownership filing to a Schedule 13D filing shortly.
•	On October 7, 2021, 22NW filed an initial Schedule 13D, disclosing beneficial ownership of 18.4% of the outstanding Common Shares and that 22NW had previously engaged with the Board and that it intended to continue to engage with the Board in order to enhance shareholder value.
•	On October 8, 2021, 22NW issued a press release announcing that it will cease to file reports for DIRTT in accordance with the alternative monthly reporting system under Part 4 of National Instrument 62-103 (Canada). The same day, 22NW filed a report on Form 62-103F2 of National Instrument 62-103 disclosing that it will cease to file reports for DIRTT in accordance with the alternative monthly reporting system under Part 4 of National Instrument 62-103.

•	Also on October 8, 2021, Mr. English emailed Messrs. O’Meara and Lillibridge to provide them with a courtesy copy of 22NW’s October 8, 2021 press release.
•

On October 11, 2021, Mr. English participated in a telephone call with Mr. Lillibridge as a follow-up to their September 10, 2021 meeting and to further discuss the composition of the Board, including Mr. English’s potential appointment to the Board.

•	On November 4, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to discuss the Company’s third quarter 2021 financial results.
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•	On November 5, 2021, representatives of 22NW conducted a follow-up telephone call with Messrs. O’Meara and Krause regarding the third quarter 2021 financial results reported on November 4, 2021.
•	Also on November 5, 2021, Mr. English participated in a telephone call with Mr. Lillibridge and Denise E. Karkkainen, the Chair of the Company’s Nominating and Governance Committee, to discuss Mr. English potentially being appointed to the Board. Mr. English informed Mr. Lillibridge and Ms. Karkkainen that 22NW intended to submit a requisition for a special meeting to remove and replace multiple directors if his request for appointment was rejected.
•	On November 9, 2021, representatives of 22NW participated in a telephone call with Messrs. O’Meara and Krause to reiterate its opposition to a potential dilutive capital raise.
•	On November 12, 2021, Mr. English participated in a telephone call with Mr. Lillibridge and Ms. Karkkainen to further discuss Mr. English being appointed to the Board. Mr. Lillibridge and Ms. Karkkainen indicated that the Board declined to appoint Mr. English.
•	On November 16, 2021, pursuant to Section 142 of the ABCA, 22NW delivered the Requisition for a special meeting of shareholders of DIRTT to be held no later than January 21, 2022 to remove six of the eight then current directors on the Board, including Mr. Lillibridge, Ms. Karkkainen, Mr. Parry, Ms. Rhoten, Shauna King and Jim Lynch (the “Incumbent Directors”), and replace them with Aron R. English, Cory J. Mitchell, Douglas A. Edwards, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders (collectively, the “Original Nominees”).

•	On November 17, 2021, 22NW issued a press release announcing the Requisition.
•	Also on November 17, 2021, 22NW filed an Early Warning Report on Form 62-103F1 of National Instrument 62-103 discussing the Requisition.
•	Also on November 17, 2021, 22NW sent a letter to Charles R. Kraus, Senior Vice President, General Counsel and Secretary of DIRTT, to requisition a list of shareholders and a list of non-objecting beneficial owners of DIRTT pursuant to the ABCA and applicable Canadian securities laws.
•	On November 18, 2021, 22NW filed an amendment to its Schedule 13D, disclosing beneficial ownership of 18.9% of the outstanding Common Shares and the submission of the Requisition and the nomination of the Nominees.
•	On November 22, 2021, 22NW filed an Information Circular on SEDAR containing the resolutions to remove the Incumbent Directors of DIRTT and to elect the Nominees to the Board, as well as certain background information concerning the Nominees and 22NW.
•	Also on November 22, 2021, counsel for 22NW delivered a cover letter and copy of the Information Circular to Mr. Kraus and to PwC, DIRTT’s auditor.
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•	On November 26, 2021, counsel to DIRTT delivered a letter to counsel to 22NW informing them that they were tasked by the Board with investigating whether 22NW had been acting jointly with other shareholders and requesting information from 22NW regarding any previous relationships or contact with other shareholders of DIRTT by 22NW or Mr. English.
•	On November 29, 2021, counsel to 22NW delivered a letter to counsel for DIRTT responding to DIRTT’s November 26 letter directing DIRTT’s counsel to 22NW’s public filings, which accurately disclose that 22NW had not been and did not intend to act jointly with any other 22NW shareholders other than as disclosed therein (that is, 22NW’s affiliated entities).
•

On December 7, 2021, the Company issued a press release announcing that, in response to the Requisition, the Board had decided to call a joint special and annual meeting to be held on April 26, 2022, more than three months after the latest date for the meeting requested by 22NW in the Requisition, being January 21, 2022, and alleged that 22NW did not propose any new business or strategy at the Meeting warranting an earlier special meeting.

•	Also on December 7, 2021, the Board announced that it had adopted the Poison Pill, triggered upon an “Acquiring Person” (as defined under the Poison Pill) acquiring beneficial ownership of 20% or more of the outstanding Common Shares.
•	On December 8, 2021, counsel to DIRTT sent a letter to the Alberta Securities Commission (the “ASC”) requesting enforcement action against 22NW and 726 BC LLC and certain of its affiliates and principals (collectively “726”) for alleged violations of securities law (the “Complaint”).
•	On December 9, 2021, 22NW issued a press release announcing that it was attempting to reach a constructive settlement with DIRTT by means of publicly submitting a term sheet for a settlement proposal (the “Proposal”) under which Mr. Lillibridge, Ms. Karkkainen and Mr. Parry would retire from the Board and be replaced by Mr. English, Mr. Sanders and Mr. Robinson. Under the Proposal, 22NW would agree to support the Board’s director nominees at the Meeting, which would remain at eight, and would withdraw the Requisition.
•	On December 10, 2021, counsel to DIRTT sent an email to counsel to 22NW notifying them that a special committee of independent directors (the “Special Committee”) of the Board would be issuing a press release that morning to the effect that the Special Committee would not conduct settlement negotiations through press releases and that, in its view, the term sheet of the Proposal was not an appropriate starting point. Also on December 10, the Special Committee issued the referenced press release.
•	On December 15, 2021, the Proposal expired.
•	On December 16, 2021, counsel to 22NW submitted a response letter to the ASC refuting DIRTT’s allegations in the Complaint and denying any allegations of violations of Canadian securities law.
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•	On December 21, 2021, 22NW issued a press release providing an update on the Requisition and the Company’s actions since its submission.
•	On December 23, 2021, 22NW filed its preliminary proxy statement in connection with the Meeting.
•	On December 31, 2021, counsel to DIRTT sent a letter to the ASC to supplement the Complaint and alleging certain misstatements and omissions in 22NW’s preliminary proxy statement.
•	On January 4, 2022, counsel to DIRTT emailed counsel to 22NW advising that the Special Committee was prepared to have discussions with 22NW.
•	On January 5, 2022, 22NW filed a revised preliminary proxy statement.
•	On January 6, 2022, 22NW issued a press release providing an update on the Requisition and the Company’s actions since its submission, including the supplement to the Complaint. 22NW noted that its Canadian counsel advised counsel to the Special Committee that 22NW is prepared to have discussions with the Special Committee regarding a potential settlement, provided that the baseless Complaint is withdrawn and the Board commits not to squandering shareholder capital by pursuing frivolous actions against DIRTT’s own shareholders.
•	On January 7, 2022, 22NW filed its definitive proxy statement.
•	On January 14, 2022, 22NW issued a press release providing an update on the Requisition and that since the filing of the Original Proxy Statement, it had delivered executed documents from the beneficial owners of approximately 50.4% of the Company’s outstanding Common Shares to the Special Committee of the Company’s Board (the “Special Committee”). The press release stated that while such documents were delivered before the Record Date and non-binding, 22NW sought to demonstrate to the Special Committee that a majority of DIRTT’s shareholders support 22NW’s efforts to reconstitute the Board.
•	On January 18, 2022, the Company announced the departure of Mr. O’Meara as CEO and a director and that Chairman Lillibridge had been appointed Interim CEO. The Company’s Form 8-K filed the following day indicated that Mr. O’Meara was terminated without cause.
•	On January 20, 2022, the Company brought an application (the “Application”) before the ASC seeking various orders against 22NW and 726, alleging violations of Canadian securities law based on joint action.
•	Over the period from January 20, 2022 through March 3, 2022, the Company, 22NW and 726 participated in the ASC Application process, submitting various affidavits, documents and written materials to the ASC and its staff in relation to the Application.
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•	On March 3, 2022, a panel of the ASC held a hearing with respect to the Application.
•	On March 4, 2022, the ASC rendered its oral decision, concluding that 22NW and 726 had not and were not acting jointly or in concert, and denying any of the relief sought by the Company. The ASC specifically noted that it was “dismayed” that the Application had been brought in the first place by the Company, and that it was “ill conceived” and an “imprudent use” of the Company’s resources. The ASC’s written analysis of its decision is expected to be issued by the end of March 2022.
•	On February 25, 2022, the Company filed its preliminary proxy statement.
•	On March 7, 2022, the Company filed a revised preliminary proxy statement.
•	On March 11, 2022, counsel to 22NW sent a letter to counsel to the Company (the “March 11 Letter”), requesting confirmation that the Board will not seek to adjourn the Meeting. In the March 11 Letter, 22NW indicated that it intended to initiate legal action if such confirmation was not promptly received.
•	Also on March 11, 2022 and separately from the Requisition, 22NW delivered a notice of nomination pursuant to DIRTT’s advance notice provisions under the Bylaws, nominating Ms. Mary Garden as an additional director candidate for election at the Meeting and reiterating its intention to nominate the Original Nominees as director candidates for election the Meeting.
•	On March 14, 2022, counsel to 22NW received confirmation from counsel to the Company that the Company will hold the Meeting on the date scheduled, April 26, 2022, unless otherwise prohibited by corporate or other applicable law.
•	On March 15, 2022, 22NW issued a press release announcing the nomination of Ms. Garden.
•	Also on March 15, 2022, counsel to the Company delivered a written response to the March 11 Letter to counsel to 22NW.
•	Also on March 15, 2022, counsel to 22NW sent an email to counsel to the Company requesting confirmation of certain information regarding the time, location and other mechanics concerning the Meeting (the “March 15 Confirmations”).
•	Also on March 15, 2022, the Company filed a revised preliminary proxy statement.
•	On March 21, 2022, counsel to the Company provided the March 15 Confirmations via email to counsel to 22NW.
•	On March 22, 2022, 22NW filed this revised definitive proxy statement.

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REASONS FOR THE SOLICITATION

22NW is the largest shareholder of the Company, owning approximately 18.9% of the Company’s outstanding Common Shares, and we have significant concerns regarding DIRTT’s poor corporate governance, high cash burn and perpetual underperformance. After performing extensive diligence with respect to DIRTT (including by, among other methods, building detailed financial models, conducting network calls with competitors, former employees and customers and reviewing the Company’s public filings since inception), as well as attempting to substantively engage with the Board without success, we have concluded that the Board appears more interested in entrenching themselves than substantively engaging with its shareholders. Rather than promptly and meaningfully engaging with us with respect to our recent Requisition, the Board decided to file, in our view, a flimsy complaint against 22NW based almost entirely on conjecture with the ASC and to defensively adopt the Poison Pill triggered upon the acquisition of 20% or more of the voting stock of the Company. We view these reactionary actions as poor corporate governance – with the Poison Pill seemingly targeted directly at 22NW’s approximate 19% holdings.

We believe an immediate reconstitution of the Board is needed to bring fresh perspectives to the Company’s boardroom and more closely align the Board’s interests with those of its shareholders. DIRTT’s shareholders deserve to have a responsive and communicative Board who will endeavor to ameliorate DIRTT’s weak operational performance and create value for all stakeholders.

DIRTT’s Share Price has Significantly Declined, and it has Consistently Underperformed its Peers

DIRTT’s revenues have consistently declined over the past several years and this year was no different, as confirmed by the Company’s reported third-quarter earnings report released on November 3, 2021 (the “Q3 Earnings Report”). As disclosed in the earnings report, DIRTT missed its consensus revenue and earnings estimates by wide margins. In addition, DIRTT’s revenue declined by 26% year over year,3 while its competitors and the industry at large have experienced a positive inflection. Based on prior discussions with DIRTT’s management, 22NW believes that MillerKnoll, Inc. (NASDAQ: MLKN), a producer of office furniture, equipment and home furnishings, and Steelcase Inc. (NYSE: SCS), a US-based furniture company, are the most relevant peers for DIRTT. While DIRTT’s revenues were down 26% year over year for Q3 2021, MLKN and SCS have reported positive inflections and are seeing revenue growth and positive earnings.4

Further, despite the Company’s share price briefly peaking in August of 2021, DIRTT’s share price has now plummeted by 60%5 in the last four months. Over the past five years, the Company’s share value has likewise declined by 60% and has significantly lagged behind major indices:

3 As reported in DIRTT’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021.

4 See MLKN’s Second Quarter Fiscal 2022 Results, as filed as Ex. 99.1 to MLKN’s Current Report on Form 8-K filed with the SEC on January 4, 2022 (reporting a 26.4% increase in quarterly orders year over year organically); SCS’s Quarterly Report on Form 10-Q filed with the SEC on December 20, 2021 (reporting a 19.5% increase in revenue year over year).

5 Based on a closing price of $4.88 on August 2, 2021 and $1.95 on December 22, 2021.

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DIRTT: Total Shareholder Returns

Exchange: Ticker	Description	Currency	1-Year TSR	3-Year TSR	5-Year TSR
NASDAQ:DRTT	DIRTT Environmental Solutions Ltd.	USD	-12.2%	N/A	N/A
TSX:DRT	DIRTT Environmental Solutions Ltd.	CAD	-11.6%	-57.4%	-60.0%
NYSE:IWM	iShares Russell 2000 ETF	USD	12.6%	78.1%	73.3%
TSX:XCS	iShares S&P/TSX SmallCap Index ETF	CAD	21.1%	61.3%	33.8%

NASDAQ:DRTT’s Relative Performance to:
NYSE:IWM	iShares Russell 2000 ETF	USD	-24.8%	N/A	N/A
TSX:DRT’s Relative Performance to:
TSX:XCS	iShares S&P/TSX SmallCap Index ETF	CAD	-32.7%	-118.7%	-93.8%

Source: Bloomberg. Calculated as of December 22, 2021.

We believe these weak results and sharp decline in shareholder value are due to management’s poor execution, lack of a clear cohesive strategy and ineffective oversight by DIRTT’s Board. We believe DIRTT’s shareholders need a Board that will work to hold management responsible for the Company’s performance.

DIRTT is Burning Cash and Diluting Shareholders

As disclosed in the Q3 Earnings Report, DIRTT had a “cash burn,” or negative combined cash flow from operations and investing activities, of approximately $14 million during the third quarter of 2021. As reported in the Company’s public filings and related earnings reports, except for one quarter in 2020, the Company has not reported a positive combined cash flow from operations and cash flow from investing activities since June of 2019.

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6

We believe this “cash burn” has strained the Company’s liquidity position and directly led to DIRTT’s November 15, 2021 issuance of the 6.25% convertible unsecured subordinated debentures in an aggregate amount of up to $35 million (the “6.25% 2026 Debentures”). The 6.25% 2026 Debentures are convertible into common shares of DIRTT at the option of the holder at any time prior to their December 31, 2026 maturity date – potentially diluting DIRTT’s existing shareholders and further reducing the value of the Common Shares. The issuance of the 6.25% 2026 Debentures represents DIRTT’s second convertible issuance in less than a year – in our view, this level of high cash burn and the resulting dilution to shareholders is unacceptable. In addition, the 6.25% 2026 Debenture offering was undersubscribed for a month, which we believe is reflective of the market’s widespread opposition to the transaction and lack of faith that the Board and management will utilize the resulting cash flow effectively.

We Believe DIRTT’s Board Has Poor Shareholder Communications Policies and Lacks Alignment with its Shareholders

DIRTT and its Board appear content to keep its shareholders in the dark and to refuse to actively engage to address their concerns. Out of a group of nearly 40 public companies in the building products and infrastructure/construction industries that we believe are peers to the Company,7 DIRTT is only one of two companies that do not disclose quantitative metrics around its pipeline. We believe additional disclosure surrounding a company’s pipeline is industry standard for construction and building products companies. Multiple stakeholders have requested improved disclosure surrounding these metrics from the Company’s management and these requests have thus far been ignored.

6 Company’s public filings; S&P Capital IQ.

7 Aecon Group Inc.; Apogee Enterprises, Inc.; Bird Construction Inc.; Comfort Systems USA, Inc.; Construction Partners, Inc.; Cornerstone Building Brands, Inc.; Dycom Industries, Inc.; Enerflex Ltd.; Exterran Corporation; Fluor Corporation; Gibraltar Industries, Inc.; Granite Construction Incorporated; Great Lakes Dredge & Dock Corporation; Hill International, Inc.; HNI Corporation; IES Holdings, Inc.; KBR, Inc.; Kimball International, Inc.; Knoll, Inc.; L.B. Foster Company; MasTec, Inc.; Matrix Service Company; MillerKnoll, Inc.; MYR Group Inc.; North American Construction Group Ltd.; NV5 Global, Inc.; Orion Group Holdings, Inc.; Primoris Services Corporation; Quanta Services, Inc.; Shawcor Ltd.; Simpson Manufacturing Co., Inc.; SNC-Lavalin Group Inc.; Stantec Inc.; Steelcase Inc.; Sterling Construction Company, Inc.; Tecnoglass Inc.; Tutor Perini Corporation; WSP Global Inc.

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In addition, 22NW has attempted to meaningfully engage with the Board on several occasions to express its concerns with respect to the Company’s trajectory as DIRTT’s largest shareholder, including the submission of a proposed settlement term sheet. Instead of engaging in a constructive dialogue, the Board has rebuffed 22NW’s attempts – choosing instead to file a complaint with the ASC against 22NW alleging potential breaches of securities laws by 22NW in an apparent attempt to attack 22NW’s credibility and to distract shareholders from 22NW’s valid Requisition and decision to hold a combined special and annual meeting more than five months from the date 22NW delivered the Requisition. 22NW believes that the Company did not respond satisfactorily to the Requisition, and reserves all rights with respect to the Requisition.

Further, 22NW believes that having direct shareholder representatives on the Board is one of the most effective ways to ensure that the Board’s interests are aligned with those of its shareholders and would create an environment that fosters good corporate governance. The Board currently holds approximately 1% of DIRTT’s outstanding Common Shares in the aggregate, and has failed, in our view, to show their faith in the Company and their leadership by purchasing additional Common Shares. On the other hand, 22NW is DIRTT’s largest shareholder, owning approximately 18.9% of the outstanding Common Shares. The Board’s track record and amount of “skin in the game” speak for themselves – the time for change is now.

The Current Board Does Not Appear to Hold Management Accountable

DIRTT’s current Board consists of a mix of long-term directors who after many years have shown themselves incapable of improving shareholder value of the Company, as shown by the sharp decline in DIRTT’s share price, and new directors who, in our view, have proven that they do not or cannot hold management accountable for the Company’s weak operational performance. During DIRTT’s Investor Day presentation on November 19th, 2019, DIRTT laid out four key pillars to success, including quoting famous management consultant Peter Drucker who said, “You can’t improve what you don’t measure.” Instead of living by this quote, DIRTT has shown neither meaningful operational improvement, nor provided investors with enhanced disclosure of how the Board is measuring success. And we believe as a result, DIRTT has continued to consistently report weak financial results. Ultimately, the Board is responsible for the oversight of the Company and these shortcomings, and we believe that shareholders and the market have lost confidence in the ability of the current Board to actively and effectively oversee management and steer the Company’s performance. We believe that recent actions by the Special Committee – specifically, the calling of a combined special and annual Meeting to be held five months after our submission of the Requisition and its refusal to meaningfully engage with or even approach 22NW after the submission of the Requisition – show that the Board, including the Special Committee, continue to be entrenched and unwilling to address shareholder concerns.

We Believe a Reconstituted Board Can Help Put DIRTT on a Path Forward to Better Communication and Superior Value Creation

In light of the issues we have summarized herein and our unsuccessful attempts at engaging constructively with the Board to enact much-needed change, we have nominated seven independent director candidates that possess fresh ownership perspectives and valuable industry experience and would work to pursue value for all constituencies. We believe that our fellow shareholders deserve a Board whose interests are aligned with those of its shareholders and is committed to holding management accountable to create enduring value for all stakeholders.

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Aron R. English

Mr. English is a successful investor and public company director with significant experience in the areas of corporate governance and capital allocation. If elected to the Board, Mr. English would bring a sorely-needed shareholder perspective and a vision for enhancing the Company’s lagging corporate governance.

•	Is the founder and has served as the Portfolio Manager of 22NW LP (“22NW LP”), a Seattle-based value fund specializing in small and microcap investments with a multi-year investment horizon, since August 2014.
•	Held roles at top asset management firms and financial institutions, including Meson Capital Partners LLC and RBF Capital, LLC, where he held senior-level positions.
•	He currently serves on the Board of Directors of Anebulo Pharmaceuticals, Inc. (NASDAQ: ANEB), a clinical-stage biopharmaceutical company.
•	Is a C.F.A. Charterholder and holds a B.A. in English Literature with Honors from the University of Washington.

Cory Mitchell

Mr. Mitchell is a seasoned investor with extensive experience across the construction and building products sectors. If elected to the Board, Mr. Mitchell would bring valuable experience in the areas of capital allocation and the building products sectors.

•	Has over 10 years of experience as a professional investor.
•	Former analyst at Coe Capital Management LLC, a boutique wealth management firm, from 2014 to January 2018.
•	Former Institutional Equity Research Associate at D.A. Davidson & Co., a provider of investment banking services and equity research from 2012 to 2014.
•	Is a C.F.A. Charterholder and holds a B.S. in Finance, Investment Analysis and Economics from Colorado State University.

Kenneth Sanders

Mr. Sanders is a successful consultant and architect with extensive experience in the architecture, engineering and planning sectors. If elected to the Board, Mr. Sanders would bring valuable architecture and engineering experience to the Company.

•	Current Managing Principal of DesignIntelligence, an organization that provides strategic consulting services for architecture and engineering leaders, since January 2019.
•	Former Managing Principal of Gensler, a global architecture, design and planning firm, from 2002 to December 2018. Mr. Sanders also served as a Director of Gensler from January 2012 to February 2014.
•	He currently serves on the Boards of Directors of NELSON, an architecture, interior design, graphic design and brand strategy firm and Clarus, a leading designer and manufacturer of writable glass boards.
•	Holds a B.A. in Architecture from University of California, Berkeley.

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Douglas Edwards

Mr. Edwards is a seasoned executive, with extensive experience serving in leadership positions in the health insurance, real estate and telecommunications sectors. If elected to the Board, Mr. Edwards would bring valuable operational and management experience to the Company.

•	Current Senior Vice President, Enterprise Associate & Business Solutions of Humana Inc. (NYSE: HUM), a for-profit American health insurance company, where he has served in various roles since 2015.
•	Former Managing Director, Regional Director of the Midwest of Jones Lang LaSalle Incorporated (NYSE: JLL), a global commercial real estate services company, from 2013 to 2015, and where he served in other various roles, including Senior Vice President, Retail Project Management Platform Director and Vice President National Transition Team Lead, since 2006. During his tenure, Mr. Edwards managed operations of an approximate 10.5mm square foot real estate portfolio for Bank of America.
•	Former Senior Manager at BellSouth, LLC, an American telecommunications holding company that is now a subsidiary of AT&T Inc. (NYSE: T), from 2003 to 2005.
•	Holds a M.B.A. in General Management and International Business from the UNC-Chapel Hill Kenan-Flagler Business School and a B.S. in Civil Engineering from North Carolina State University.
•	Is a LEED Accredited Professional.

Mary Garden

Ms. Garden is a seasoned executive, with over 30 years’ of executive leadership and management experience, as well as significant private equity real estate and public board experience. If elected to the Board, Ms. Garden would bring valuable real-estate and operational experience to the Board.

•	Current Principal of Mary Garden & Associates, a boutique leadership advisory firm, since 2015 and Co-Founder of The Public Sector Leader, a mentoring organization focused on cultivating leaders in the Canadian public sector, since 2017.
•	Former Senior Vice President of Real Estate, from 2011 to 2015, and Senior Portfolio Manager – Real Estate, from 2008 to 2011, of British Columbia Investment Management Corporation, an investment management company.
•	She currently serves on the Board of Directors and as Chair of the Audit Committee of Dexterra Group (TSX: DXT), a management and operations company, since June 2020.
•	She previously served on the Board of Directors and as Chair of the Governance and Compensation Committee of North Logistics, Inc. (TSX: HNL), from 2016 to June 2020.
•	Holds an Institute of Corporate Directors – Director Designation, Corporate Director from the Rotman School of Management at the University of Toronto, and a MBA in Business Management from the University of British Columbia.

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Scott Robinson

Mr. Robinson is a successful real estate investor with extensive experience in the areas of real estate finance and construction. If elected to the Board, Mr. Robinson would bring much-needed operational and industry-specific experience to the Company.

•	Current Managing Director and Co-Head Real Estate Investment Banking at Oberon Securities LLC, an investment bank, since 2013.
•	Former Interim Chief Executive Officer of FullStack Modular LLC, a merging offsite volumetric modular construction company, from December 2019 to March 2020. Mr. Robinson served on the Board of Directors of FullStack Modular LLC from July 2018 to December 2019, including as Chairman from July 2019 to December 2019.
•	Former Managing Partner of Cadence Capital Group, a financial services company, from 2009 to 2013.
•	He currently serves on the Board of Directors of Monmouth Real Estate Investment Corporation (NYSE: MNR), a real estate investment trust specializing in net leased industrial properties.
•	He currently serves as an Advisory Board Member of Market Stadium, Inc., a commercial real estate company and Arialgo Ltd., a financial services company.
•	Holds a M.S. in Real Estate Finance and Investment from New York University and B.S. in Biomedical Sciences and Economics from University of California, Riverside.

Scott Ryan

Mr. Ryan is a lawyer and seasoned arbiter specializing in construction disputes. If elected to the Board, Mr. Ryan would bring valuable legal and construction industry experience to the Company.

•	Founding Partner and Managing Member of FR Law Group, PLLC, a boutique litigation and commercial transaction law firm.
•	Former Senior Vice President and General Counsel of Tutor Perini Corporation, Building Group (NYSE: TPC), a contractor for large-scale commercial construction projects, from 2014 to July 2017.
•	Former Director of PCR Insurance Company, from 2008 to 2012.
•	Holds a J.D. from DePaul University College of Law, and M.S. and B.S. in Construction Management from Arizona State University.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven (7) directors, each with a term expiring at the Meeting. We are seeking your support at the Meeting to elect our seven (7) Nominees, Aron R. English, Cory J. Mitchell, Douglas A. Edwards, Mary Garden, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders, in opposition to the Company’s nominees. Your vote to elect each of the Nominees will have the legal effect of replacing all seven (7) incumbent directors of the Company with the Nominees. If at least four (4) of our Nominees are elected, they will constitute a majority of the members of the Board. If fewer than four (4) of our Nominees are elected, they will constitute less than a majority of the Board and there can be no guarantee that the Nominees will be able to implement any actions that they may believe are necessary to enhance shareholder value. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board.

This Revised Proxy Statement is soliciting proxies to elect only 22NW’s seven Nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the enclosed WHITE proxy card will only be able to vote for our seven Nominees and will not have the opportunity to vote for any of the Company’s director nominees at the Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

THE NOMINEES

The following information sets forth the name, age, addresses, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees, with the exception of Ms. Garden, are citizens of the United States of America. Ms. Garden is a citizen of Canada.

Aron R. English, C.F.A., age 39 and who resides in Seattle, Washington, is the founder and has served as the Portfolio Manager of 22NW LP, a Seattle-based value fund specializing in small and microcap investments with a multi-year investment horizon, since August 2014. Previously, Mr. English served as the director of research at Meson Capital Partners LLC, an investment firm, from January 2014 to August 2014. Prior to that, he served as director of research at RBF Capital, LLC, a provider of wealth management and financial services, from September 2010 until December 2013, after initially serving as a research analyst at the firm from September 2008 to September 2010. Mr. English served as a research assistant at McAdams Wright Ragen Inc., an investment firm, from March 2006 until September 2008. Mr. English currently serves on the board of directors of Anebulo Pharmaceuticals, Inc. (NASDAQ: ANEB), a clinical-stage biopharmaceutical company developing novel solutions for people suffering from acute cannabinoid intoxication and substance addiction, since June 2020. Mr. English is a C.F.A. Charterholder and earned his B.A. in English Literature with Honors from the University of Washington. 22NW believes that Mr. English’s investment experience and knowledge of the capital markets will make him a valuable addition to the Board.

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Cory Mitchell, age 35 and who resides in Franklin, Tennessee, has served as a Research Analyst of 22NW LP, a Seattle-based value fund specializing in small and microcap investments with a multi-year investment horizon, since January 2018. Previously, Mr. Mitchell served as an Analyst at Coe Capital Management LLC, a boutique wealth management firm, from 2014 to January 2018. Prior to that, Mr. Mitchell served as an Institutional Equity Research Associate at D.A. Davidson & Co., a provider of investment banking service and equity research, from 2012 to 2014. Mr. Mitchell served as a Credit Risk Analyst at Clayton Fixed Income Services LLC, a provider of due diligence, underwriting and risk mitigation solutions, from 2010 to 2012. Mr. Mitchell also served as President of Summit Student Investment Fund, a student-ran investment fund where students bridge their academic coursework with professional investment experience, from 2009 to 2010. Mr. Mitchell received a B.S. in Finance, Investment Analysis and Economics from Colorado State University. Mr. Mitchell is a C.F.A. Charterholder. 22NW believes Mr. Mitchell’s 10 years’ experience as a professional investor, coupled with his extensive experience across the construction and building products sectors, will make him a valuable addition to the Board.

Ken Sanders, age 63 and who resides in San Francisco, California, has served as Managing Principal of DesignIntelligence, an organization that provides strategic consulting services, thought leadership and an interconnected network for leaders in architecture and engineering, since January 2019. Prior to that, Mr. Sanders served as Managing Principal of Gensler, a global architecture, design, and planning firm, from 2002 to December 2018. Mr. Sanders served as a Partner of ZGF Architects LLP, a design firm, from 1993 to 2002. Mr. Sanders has served on the boards of directors of NELSON, an architecture, interior design, graphic design, and brand strategy firm, since September 2019 and Clarus, a leading designer and manufacturer of writable glass boards, since August 2019. Mr. Sanders previously served on the board of directors of Gensler from January 2012 to January 2014. Mr. Sanders received a B.A. in Architecture from University of California, Berkeley. 22NW believes Mr. Sanders’ experience in consulting services to architecture and engineering firms will make him a valuable addition to the Board.

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Douglas Edwards, age 46 and who resides in Louisville, Kentucky, has served as Senior Vice President, Enterprise Associate & Business Solutions of Humana Inc. (NYSE: HUM), a for-profit American health insurance company, since April 2015, where he previously served as Senior Vice President, Workplace Experience from July 2019 to May 2021, Vice President, Workplace Solutions from 2016 to June 2019, and Director, Workplace Solutions from 2015 to 2016. Previously, Mr. Edwards held various roles at Jones Lang LaSalle Incorporated (NYSE: JLL), a global commercial real estate services company, including Managing Director, Regional Director from 2013 to 2015, Senior Vice President, Retail Project Management Platform Director from 2011 to 2013, Vice President, National Transition Team Lead from 2009 to 2011, and Senior Project Manager, Project Lead from 2006 to 2009. Prior to that, Mr. Edwards served as a Senior Manager at BellSouth, LLC, an American telecommunications holding company that is now a subsidiary of AT&T Inc. (NYSE: T), from 2003 to 2005. Mr. Edwards also served as an Engineer at The Williams Companies, Inc. (NYSE: WMB), an American energy company, from 1998 to 2001. Mr. Edwards has served on the boards of directors of Louisville Downtown Development Corporation, a non-profit organization, since June 2019, Louisville Zoological Gardens Foundation, a zoological garden, from January 2019 to December of 2021, and Goodwill Industries of Kentucky, a non-profit organization, since January 2017. Previously, Mr. Edwards served on the board of trustees of Lincoln Foundation, a non-profit organization that offers educational enrichment programming to youth, from January 2017 to February 2022. Mr. Edwards served on the board of directors of Brightside, Inc., which supports a cleaner, greener, and environmentally sustainable City of Louisville, from 2016 to January 2019. Mr. Edwards also served on the board of trustees of Speed Art Museum, a museum of art in Kentucky, from 2016 to January 2019. Mr. Edwards also served on several boards, civic engagements, and committees between 2011 and 2015 in Charlotte, NC with the Men’s Shelter of Charlotte, Mint Museum, YMCA, and the Juvenile Crime Prevention Council of Charlotte. Mr. Edwards received an M.B.A. in General Management and International Business from the UNC-Chapel Hill Kenan-Flagler Business School and a B.S. in Civil Engineering from North Carolina State University. Mr. Edwards is a LEED Accredited Professional. 22NW believes Mr. Edwards’ experience in executive roles and board experience will make him a valuable addition to the Board.

Mary Garden, age 62 and who resides in Victoria, British Columbia, currently serves as the Principal of Mary Garden & Associates, a boutique firm offering leadership advisory services and executive coaching to select individuals and organizations globally, since 2015. Ms. Garden is a Co-Founder of The Public Sector Leader, a mentoring organization focused on cultivating expertise, skills and confidence for leaders in the Canadian public sector, since 2017. Previously, Ms. Garden served in various roles at British Columbia Investment Management Corporation, which provides investment management services to British Columbia’s public sector, including as Senior Vice President of Real Estate from 2011 to 2015, and Senior Portfolio Manager – Real Estate from 2008 to 2011. Prior to that, Ms. Garden served as Vice President for PricewaterhouseCoopers LLP, a multinational professional services network of accounting firms, from 2007 to 2008. Ms. Garden currently serves on the board of directors and as Chair of the Audit Committee of Dexterra Group (TSX: DXT), a management and operations company delivering a range of support services, including, among others, facilities management services, workforce accommodation solutions and innovative modular manufacturing capabilities for diverse clients in Canada and the US, since June 2020. She is also currently Chair of the University of Victoria Foundation board, which oversees the investment management of $500 million in endowment funds from donor gifts to the University, since January 2017. Previously, Ms. Garden served as a member of the board of directors of each of Horizon North Logistics, Inc. (TSX: HNL), which offers modular building construction solutions for commercial and residential clients, and provides full service solutions in remote workforce accommodations, from 2016 to June 2020 and where she also served as Chair of the Governance and Compensation Committee; Bentall Kennedy (Canada) Limited Partnership (n/k/a BentallGreenOak), one of North America’s largest real estate investment advisors, from 2013 to 2015; Delta Hotels and Resorts (n/k/a Delta Hotels by Marriott), a four-star brand of hotels and resorts located primarily in Canada, from 2011 to 2015; Parkbridge Lifestyles Communities Inc, Canada’s leading owner, operator and developer of lifestyle-oriented residential land lease communities, seasonal recreational resorts and marinas, from 2011 to 2015; and SilverBirch Hotels & Resorts, one of Canada’s leading hotel operations and asset management companies that manages a large portfolio of full-service, focused service and extended stay hotels across Canada, from 2011 to 2015. Previously, Ms. Garden served as an External Director on the National Board of Habitat for Humanity Canada, a national, non-profit organization focused on housing issues, from 2016 to May 2019. Ms. Garden received her Institute of Corporate Directors – Director Designation, Corporate Director from the Rotman School of Management at the University of Toronto, and her MBA in Business Management from the University of British Columbia. 22NW believes that Ms. Garden’s over thirty years of executive leadership and management experience, as well as her private equity real estate and public board experience, will make her a valuable addition to the Board.

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Scott Robinson, age 51 and who resides in New York, New York, currently serves as Managing Director and Co-Head Real Estate Investment Banking at Oberon Securities LLC, an investment bank, since 2013, and Clinical Professor at New York University, a private university, since 2008. Mr. Robinson served as Interim Chief Executive Officer of FullStack Modular LLC, a merging offsite volumetric modular construction company, from December 2019 to March 2020. Mr. Robinson served as Managing Partner of Cadence Capital Group, a financial services company, from 2009 to 2013. Mr. Robinson also served as an Equity REIT Analyst of Macquarie Group Limited (OTCMKTS: MQBKY), an Australian multinational independent investment bank and financial services company, from 2008 to 2009. Prior to that, Mr. Robinson served as Vice President of Citigroup Inc. (NYSE: C), a multinational investment bank and financial services corporation, from 2006 to 2008. Mr. Robinson served as a Senior REIT and CMBS Analyst at S&P Global Ratings, an American credit rating agency, from 1998 to 2006. Mr. Robinson also served as an Acquisitions Analyst at Advanced Real Estate, Inc., a real estate company, from 1994 to 1997. Mr. Robinson has served on the board of directors of Monmouth Real Estate Investment Corporation (NYSE: MNR), a real estate investment trust specializing in net leased industrial properties, since 2005. Mr. Robinson has served as an advisory board member of Market Stadium, Inc., a commercial real estate company, since September 2021 and Arialgo Ltd., a financial services company, since January 2021. Mr. Robinson served on the board of directors of FullStack Modular LLC from July 2018 to December 2019, including as Chairman from July 2019 to December 2019. Mr. Robinson received a M.S. in Real Estate Finance and Investment from New York University and B.S. in Biomedical Sciences and Economics from University of California, Riverside. 22NW believes Mr. Robinson’s extensive experience in real estate finance and investment, along with his public board service, will make him a valuable addition to the Board.

Scott Ryan, age 51 and who resides in Phoenix, Arizona, is a Founding Partner and Managing Member of FR Law Group, PLLC, a boutique litigation and commercial transaction law firm based in Arizona, which he co-founded in August 2017 and has served as an Arbitrator, Construction Panel of the American Arbitration Association, not-for-profit organization in the field of alternative dispute resolution, since February 2019. Previously, Mr. Ryan served as Senior Vice President and General Counsel of Tutor Perini Corporation, Building Group (NYSE:TPC), a contractor for large-scale commercial construction projects, from 2014 to July 2017. Mr. Ryan served as an Attorney at Polsinelli, a law firm, in 2014. Mr. Ryan served as a Member and Manager of Global Partners Holdings LLC, a Nevada limited liability company, from 2012 to 2014, Vice President and Secretary of PCR Insurance Company, an insurance subsidiary of Tutor Perini Corporation, from 2008 to 2012, General Counsel of Perini Building Company, an operating unit of Tutor Perini Corporation, from 2005 to 2012, Attorney at Jenkins & Gilchrist, a law practice, from 2001 to 2005, and Project Engineer at Tutor Perini Corporation from 1994 to 1998. Mr. Ryan served on the board of directors of PCR Insurance Company from 2008 to 2012. Mr. Ryan received a J.D. from DePaul University College of Law, and M.S. and B.S. in Construction Management from Arizona State University. 22NW believes Mr. Ryan’s legal expertise and experience in the construction industry will make him a valuable addition to the Board.

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The principal business address of Messrs. English and Mitchell is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107. The principal business address of Mr. Edwards is 500 West Main Street, Louisville, Kentucky 40202. The principal business address of Ms. Garden is 480 Brookhaven Road, Victoria British Columbia, Canada V9E 2A5. The principal business address of Mr. Robinson is 113 Nassau Street, #21D, New York, New York 10038. The principal business address of Mr. Ryan is 4745 N. 7th Street, Suite 310, Phoenix, Arizona 85014. The principal business address of Mr. Sanders is 338 Spear Street, #31-C, San Francisco, California 94105.

As of the date hereof, Mr. English directly beneficially owns 214,869 Common Shares. In addition and as further described herein, as the Portfolio Manager of 22NW LP, Manager of 22NW Fund GP, LLC (“22NW GP”), and President and sole shareholder of 22NW GP, Inc. (“22NW Inc.”), Mr. English may be deemed to beneficially own the 15,894,165 Shares directly beneficially owned by 22NW Fund, which, together with the 214,869 Shares he directly owns, constitutes an aggregate of 16,109,034 Shares beneficially owned by Mr. English. As of the date hereof, Mr. Mitchell directly beneficially owns 6,890 Common Shares. As of the date hereof, none of Messrs. Edwards, Robinson, Ryan or Sanders or Ms. Garden beneficially own any Common Shares.

The Common Shares purchased by Messrs. English and Mitchell were purchased with personal funds.

Each Nominee may be deemed to be a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act. Each Nominee specifically disclaims beneficial ownership of the Common Shares that he does not directly own. For information regarding purchases and sales during the past two (2) years of securities of the Company by the Nominees and the other participants in this solicitation, see Schedule I.

On November 16, 2021, 22NW Fund, 22NW, LP, 22NW Fund GP, 22NW Inc. and Mr. English (collectively, the “22NW Parties”), Ryan W. Broderick, Bryson O. Hirai-Hadley, Alexander B. Jones, Mr. Mitchell, Mr. Edwards, Mr. Robinson, Mr. Ryan and Mr. Sanders (collectively, the “Group”) entered into a group agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (i) to seek representation on the Board, including taking all necessary and advisable action for the election of the Nominees at the Meeting, (ii) not to purchase or sell securities of the Company or otherwise increase or decrease their economic exposure to or beneficial ownership over the securities of the Company such that it would require the Group or any member thereof to make any regulatory filings without the prior written consent of the 22NW Parties and (iii) that the 22NW Parties would bear all pre-approved expenses incurred in connection with the Group’s activities.

On March 11, 2022, Ms. Garden executed a joinder to the Group Agreement and agreed to be bound by the terms of the Group Agreement.

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Each of Messrs. Mitchell, Edwards, Robinson, Ryan and Sanders and Ms. Garden, has granted Mr. English a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s shareholders in connection with the Meeting and any related transactions.

Each of the Nominees has consented to being named as a nominee in this Revised Proxy Statement and meets the director eligibility requirements under the ABCA. 22NW believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), (ii) Section 301 of the Sarbanes-Oxley Act of 2002 and (iii) National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Instrument 52-110 - Audit Committees, each being, among other things, a person other than an officer or employee of the Company. Notwithstanding the foregoing, 22NW acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, 22NW acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

To the knowledge of 22NW, none of the Nominees, or any of their associates or affiliates, is or has been indebted at any time since the beginning of the last completed financial year of the Company to the Company or any of its subsidiaries or has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

Other than with respect to Messrs. English and Mitchell, no formal relationship exists between 22NW and the Nominees, except as described elsewhere in this Revised Proxy Statement. Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Revised Proxy Statement and to serve as a director of the Company if elected as such at the Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

None of the Nominees (or any of their personal holding companies) are, at the date of this Revised Proxy Statement, or have been, within 10 years prior to the date of this Revised Proxy Statement, a director, chief executive officer or chief financial officer of a company that: (a) while such person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days (an “order”); or (b) was subject to an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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None of the Nominees (or any of their personal holding companies): (a) is, at the date of this Revised Proxy Statement, or have been, within 10 years prior to the date of this Revised Proxy Statement, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, (b) has, within 10 years prior to the date of this Revised Proxy Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, as applicable, or (c) has been involved in any legal proceedings requiring disclosure under U.S. federal securities laws.

To the knowledge of 22NW, as of the date of this Revised Proxy statement, none of the Nominees (or any of their personal holding companies) have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Common Shares represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent duly nominated and not otherwise prohibited under the Amended and Restated By-Law No. 1 (the “Bylaws”) and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and Common Shares represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of 22NW that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

If 22NW is successful in obtaining shareholder approval for the election of four (4) or more of the Nominees at the Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts. Based on a review of the Company’s material contracts and agreements, as publicly filed, such a change of control may trigger certain change of control provisions or payments contained therein as further described below.

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Pursuant to the Company’s Amended and Restated Incentive Stock Option Plan, amended and restated on August 2, 2017 (the “Option Plan”), a “change of control” may be deemed to have occurred if during any twelve (12) month period, a majority of the members of the Board are replaced by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election. The Option Plan contains a “double-trigger” accelerated vesting provision for unvested Options (as defined in the Option Plan) granted thereunder. Pursuant to the Option Plan, if the employment or engagement of an Option Holder or Agent (each as defined in the Option Plan) is terminated by the Company without Cause (as defined in the Option Plan) or if the Option Holder or Agent resigns with Good Reason (as defined in the Option Plan), then all unvested Options held by such Option Holder or Agent shall immediately vest and the expiration date of such Options shall be the sixtieth (60th) day following the date of such termination or resignation. Pursuant to the Option Plan, the committee of the Board appointed in accordance with the Option Plan (the “Committee”) may accelerate the vesting of one or more Option at any time, including upon the occurrence of a change of control. In addition, under the Option Plan, in the event of a change of control, the Board has the power to change or modify the terms of the Options as long as such changes are not adverse to the Option Holder or to assist the Option Holder to tender into a takeover bid and to terminate any Options not exercised following the successful completion of a change of control.

Pursuant to the Company’s Long Term Incentive Plan, with an effective date of May 22, 2020 (the “LTIP”), a “change of control” may be deemed to have occurred if during any twelve (12) month period, a majority of the members of the Board are replaced by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election. The LTIP contains a “double-trigger” accelerated vesting provision for unvested Awards (as defined in the LTIP) granted thereunder. Pursuant to the LTIP, if a Participant’s (as defined in the LTIP) service, consulting relationship or employment is terminated by the Company without Cause (as defined in the LTIP) or if the Participant resigns with Good Reason (as defined in the LTIP), then the vesting and exercisability of all Awards then held by such Participant will be accelerated in full and the expiration date of certain Awards shall be the earlier of the date such Awards would otherwise expire and the sixtieth (60th) day following such termination or resignation.

22NW intends to request that the Board, under its discretionary authority under certain of the Company’s material agreements, facilitate the exercise of the shareholder franchise by “endorsing” the Nominees or approving of the Nominees’ nomination for purposes of such agreements prior to the Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF EACH OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

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PROPOSAL NO. 2

APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has recommended that PwC be appointed as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2022, and that the remuneration of PwC for such year be fixed by the Board. The Company is submitting its recommendation of PwC for approval by the shareholders at the Meeting.

According to the Company’s proxy statement, the appointment of PwC as the Company’s independent registered public accounting firm must be approved by a plurality of votes cast, which means the proposal may be approved by any one or more shareholders voting “FOR” such proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

APPROVAL OF COMPANY NAME CHANGE

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to pass a special resolution (the “Name Change Resolution”) authorizing an amendment to the Company’s articles of amalgamation to change the Company’s name from “DIRTT Environmental Solutions Ltd.” to “DIRTT Inc.” (the “Name Change”). Accordingly, the Company is asking shareholders to approve the following Name Change Resolution:

“BE IT RESOLVED AS SPECIAL RESOLUTION THAT:

1.	Pursuant to section 173 of the Business Corporations Act (Alberta), the articles of amalgamation (the “Articles”) of DIRTT Environmental Solutions Ltd. (the “Company”) be and are hereby amended to change the name of the Company from “DIRTT Environmental Solutions Ltd.” to “DIRTT Inc.

2.	Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, including articles of amendment, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

3.	Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the board of directors of the Company may, in their sole discretion and without further approval of the shareholders of the Company, revoke this special resolution at any time prior to effecting the amendment to the Articles of the Company and elect not to act on or carry out this special resolution.”

As discussed further in the “Reasons for the Solicitation” section, we believe the Company has consistently underperformed its peers and has more critically pressing issues than its current branding. In our opinion, a name change at this time may be confusing to DIRTT’s customer base and would not help create value at the Company or provide significant marketing growth.

According to the Company’s proxy statement, the Name Change Proposal must be approved by two-thirds of the votes cast thereon at the Meeting in order for it to be approved.

FOR THESE REASONS, AMONG OTHERS, WE RECOMMEND A VOTE “AGAINST” THE NAME CHANGE RESOLUTION AND INTEND TO VOTE OUR SHARES “AGAINST” THE NAME CHANGE RESOLUTION.

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PROPOSAL NO. 4

APPROVAL OF 2022 EMPLOYEE SHARE PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Board is requesting shareholder approval of the 2022 ESPP. Under applicable U.S. law, the Company’s shareholders are required to approve the 2022 ESPP. The 2022 ESPP is attached as Appendix B to the Company’s proxy statement. According to the Company’s proxy statement, if the 2022 ESPP receives shareholder approval at the Meeting, (i) the Common Shares reserved for the 2022 ESPP will be registered on a Registration Statement on Form S-8 as soon as reasonably practicable after such approval, and (ii) the Company’s existing Amended and Restated Purchase Plan (the “Existing ESPP”) will be terminated. For additional information, please see the summary of the material features of the 2022 ESPP as included in the Company’s proxy statement.

According to the Company’s proxy statement, the 2022 ESPP must be approved by a majority of the votes cast thereon at the Meeting in order for the 2022 ESPP to be approved by shareholders at the Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE 2022 EMPLOYEE SHARE PURCHASE PLAN AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 5

APPROVAL OF SHAREHOLDERS RIGHTS PLAN

As discussed in further detail in the Company’s proxy statement, on December 7, 2021, the Board adopted the Poison Pill. A copy of the Poison Pill is attached as Appendix C to the Company’s proxy statement.

According to the Company’s proxy statement, the Poison Pill must be approved and ratified by the affirmative vote of a simple majority of the Common Shares present and entitled to vote at the Meeting to continue to have effect after the Meeting and at every third annual meeting of shareholders thereafter. If shareholder ratification is not obtained at the Meeting, the Poison Pill and all Rights issued thereunder will terminate and cease to be effective on April 26, 2022. Accordingly, the Company is asking shareholders to approve the following ordinary resolution approving and ratifying the Poison Pill, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.	the shareholder rights plan agreement (the “Rights Agreement”) between the Company and Computershare Trust Company of Canada dated December 7, 2021 attached as Appendix C to the Proxy Statement of the Company dated ___, 2022 is hereby ratified, confirmed and approved; and
2.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

 As discussed above in “Reasons for the Solicitation” section. we believe that the Board’s defensive adoption of the Poison Pill triggered upon the acquisition of 20% or more of the voting stock of the Company was a reactionary action by the Board that appears to be targeted directly at 22NW’s approximate 19% holdings. In our view, the adoption of the Poison Pill constitutes poor corporate governance and we are therefore recommending that shareholders vote AGAISNT this proposal.

According to the Company’s proxy statement, the affirmative vote of a simple majority (50% plus one) of the Common Shares cast by Independent Shareholders (as defined in the Poison Pill) is required to adopt the ordinary resolution to approve and ratify the Poison Pill.

FOR THESE REASONS, AMONG OTHERS, WE RECOMMEND A VOTE “AGAINST” THE ORDINARY RESOLUTION TO APPROVE AND RATIFY THE POISON PILL AND INTEND TO VOTE OUR SHARES “AGAINST” THE ORDINARY RESOLUTION APPROVING AND RATIFYING THE POISON PILL.

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VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Meeting. Shareholders who sell their Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Meeting even if they sell such shares after the Record Date. Based on publicly available information, 22NW believes that the only outstanding class of securities of the Company entitled to vote at the Meeting is the Common Shares.

The persons named in the enclosed WHITE proxy card (the “22NW proxyholders”) are representatives of 22NW. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting, or any adjournment or postponement thereof. To do so, insert the name of that person in the space provided in the WHITE proxy card. Your Common Shares will be voted in accordance with your instructions indicated on the WHITE proxy card.

Common Shares represented by properly executed WHITE proxy cards will be voted at the Meeting as marked and, in the absence of specific instructions, will be voted by the persons named in the enclosed WHITE proxy card as follows: FOR the election of each of the Nominees, FOR the ratification of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, at a remuneration to be fixed by the Board, AGAINST the Name Change Proposal, FOR the approval of the 2022 ESPP, AGAINST the approval of the Poison Pill, and in the discretion of the persons named as proxies on all other matters as may properly come before the Meeting, as described herein.

According to the Company’s proxy statement for the Meeting, the current Board intends to nominate seven (7) candidates for election as directors at the Meeting. This Revised Proxy Statement is soliciting proxies to elect only our seven (7) Nominees as directors. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The participants in this solicitation intend to vote the 22NW Shares in favor of the Nominees. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

To the extent permitted under applicable law, while we currently intend to vote all of the 22NW Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the 22NW Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. We would only intend to vote some or all of the 22NW Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the 22NW Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all Common Shares represented by the enclosed WHITE proxy card will be voted at the Meeting as marked.

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LEGAL PROXIES and Registration for the Meeting

According to the Company’s proxy statement, if you are a non-registered (beneficial) shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the WHITE voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND if you wish to vote at the Meeting virtually, register yourself as your proxyholder, as described below under “Registering your proxyholder.” By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

As disclosed by the Company, in addition to the steps outlined above, you must also obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to vote virtually at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by email), or to Computershare: 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of April 22, 2022 at 10:00 a.m. MDT, or in the case of adjournment or postponement, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time of the adjourned or postponed Meeting or any subsequent adjournment(s) or postponement(s) thereof.

Registering your proxyholder. According to the Company’s proxy statement, to register a proxyholder other than the persons named as proxies on the WHITE proxy card, shareholders must visit www.computershare.com/DIRTT by the voting deadline of April 22, 2022 at 10:00 a.m. MDT, or in the case of adjournment or postponement, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time of the adjourned or postponed Meeting or any subsequent adjournment(s) or postponement(s) thereof, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an invitation code via email. As disclosed by the Company, without this invitation code, proxyholders will not be able to participate or vote at the Meeting virtually but will be able to attend as a guest. Guests will be able only to listen to the virtual Meeting but will not be able to vote or ask questions.

ATTENDING AND PARTICIPATING IN THE HYBRID MEETING

The Company has disclosed that the Meeting will be held in a hybrid format, and shareholders will be able to attend the Meeting in person or virtually. According to the Company’s proxy statement, attending the Meeting virtually will still allow registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. Registered shareholders and duly appointed and registered proxyholders can vote at the appropriate times during the Meeting either in person or online.

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According to the Company’s proxy statement, guests, including non-registered beneficial shareholders who have not duly appointed and registered themselves as proxyholder, can log in to the Meeting virtually. Guests can listen to the Meeting, but are not able to vote or ask questions.

Log in online at www. meetnow.global/MG9D5AJ. We recommend that you log in at least 15 minutes before the Meeting starts. Click “Login” and then enter your control number or invitation code (case sensitive).

OR

Click “Guest” and then complete the online form.

As disclosed by the Company, (i) for registered shareholders, the control number located on your Blue Company proxy card or email notification is your control number for the Meeting and (ii) for duly appointed and registered proxyholders, Computershare will provide the proxyholder with an invitation code by e-mail after the proxy voting deadline has passed.

If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. We recommend that you allow ample time to check into the Meeting online and complete the related procedure.

According to the Company’s proxy statement, the question and answer session will include questions submitted in advance of, and questions submitted live during, the Meeting. You may submit a question in advance of the Meeting by emailing ir@dirtt.com. The Company advises that attendees may also submit questions during the Meeting according to the process set forth in a meeting protocol, which will be posted on SEDAR prior to the Meeting.

We encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system.

Whether or not you plan to attend the Meeting, we urge you to sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE proxy card. Additional information and our proxy materials can also be found at www.saratogaproxy.com/DRTT. If you have any difficulty accessing the meeting or completing the related procedure, please email info@saratogaproxy.com.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of Common Shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Meeting, the presence, in person or by proxy, of two or more shareholders representing at least 33-1/3% of the voting power of outstanding Common Shares on the Record Date will constitute a quorum for the transaction of business.

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Abstentions and “broker non-votes” will be counted for the purpose of determining the presence or absence of a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your Common Shares will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ You may either vote “FOR” or “WITHHOLD” your vote with respect to the election of each director nominee. The election of each director nominee must be approved by a plurality of votes cast, which means the seven (7) directors receiving the highest number of “FOR” votes will be elected. If you select “WITHHOLD” with respect to the election of a nominee, your vote will not be counted as a vote cast for the purposes of electing such nominee. The total votes cast with respect to this proposal under the Company’s plurality voting requirement will exclude abstentions, broker non-votes and failures to vote with respect to that nominee’s election. Shareholders do not have the right to cumulative voting in the election of directors.

Appointment Of The Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the proposal to appoint PwC as the Company’s independent registered public accounting firm must be approved by a plurality of votes cast, which means the proposal may be approved by any one or more shareholders voting “FOR” such proposal. For purposes of this proposal, votes cast at the Meeting include only those votes cast “FOR” the appointment of the proposed independent registered public accounting firm. You may either vote “FOR” or “WITHHOLD” your vote with respect to the appointment of the proposed independent registered public accounting firm. If you vote “FOR” the appointment of the proposed independent registered public accounting firm, your vote will be cast accordingly. If you select “WITHHOLD,” your vote will not be counted as a vote cast for purposes of appointing the proposed independent registered public accounting firm.

Approval of Company Name Change – According to the Company’s proxy statement, the proposal to change the Company’s name to “DIRTT Inc.” may be approved by the affirmative vote of a super majority (66-2/3%) of the Common Shares present, either in person or by proxy, and entitled to vote (meaning that at least a super majority of the votes cast must be “FOR” the proposal in order for it to be approved). You may either vote “FOR” or “AGAINST” the proposal. The total votes cast with respect to this proposal will exclude abstentions and broker non-votes.

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Approval of 2022 Employee Share Purchase Plan – According to the Company’s proxy statement, the proposal to approve the 2022 ESPP may be approved by the affirmative vote of a simple majority (50% plus one) of the Common Shares present, either in person or by proxy, and entitled to vote (meaning that at least a simple majority of the votes cast must be “FOR” the proposal in order for it to be approved). You may either vote “FOR” or “AGAINST” the proposal. The total votes cast with respect to this proposal will exclude abstentions and broker non-votes.

Approval of the Poison Pill – According to the Company’s proxy statement, the proposal to approve the Company’s Poison Pill may be approved by the affirmative vote of a simple majority (50% plus one) of the Common Shares cast by Independent Shareholders (as defined in the Poison Pill) present, either in person or by proxy, and entitled to vote (meaning that at least a simple majority of the votes cast by Independent Shareholders must be “FOR” the proposal in order for it to be approved). You may either vote “FOR” or “AGAINST” the proposal. The total votes cast with respect to this proposal will exclude abstentions and broker non-votes.

Under applicable Canadian law, none of the holders of Common Shares are entitled to appraisal rights in connection with any matter to be acted on at the Meeting. If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with 22NW’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Meeting.

REVOCATION OF PROXIES

Registered shareholders of the Company may revoke their proxies at any time prior to exercise in any manner permitted by law, including (i) by attending the Meeting and voting in person or virtually online (although, attendance at the Meeting will not in and of itself constitute revocation of a proxy), (ii) by signing and delivering a subsequently dated proxy that is received no later than the last business day preceding the day of the Meeting, or (iii) in any manner permitted by law, including by delivering a written notice of revocation executed by you or your attorney (duly authorized in writing) and deposited with Computershare at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If you are a non-registered shareholder (beneficial shareholder), you must follow the instructions on your voting instruction form to revoke or amend any prior voting instructions.

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The revocation may be delivered either to 22NW in care of Saratoga at the address set forth on the back cover of this Revised Proxy Statement or to the Company at 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6 or any other address provided by the Company, including the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”). Although a revocation is effective if delivered to the Company or Computershare, we request that either the original or photostatic copies of all revocations be mailed to 22NW in care of Saratoga at the address set forth on the back cover of this Revised Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Meeting. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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NOTICE TO CANADIAN SHAREHOLDERS

DIRTT is a corporation governed by the Exchange Act, as well as the ABCA and applicable Canadian securities laws. The solicitation of proxies contemplated in this Revised Proxy Statement is being effected in accordance with U.S. securities laws.

This Revised Proxy Statement is not being used to solicit Canadian Shareholders. 22NW has filed a Proxy Circular with the Canadian Securities Administrators on SEDAR. Canadian Shareholders should refer to the Proxy Circular and any supplements, amendments or restatements thereof filed with SEDAR.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Revised Proxy Statement is being made by 22NW. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

22NW has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. 22NW has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Shares they hold of record. 22NW will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 15 persons to solicit shareholders for the Meeting.

The entire expense of soliciting proxies is being borne by 22NW. Costs of this solicitation of proxies are currently estimated to be approximately $850,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). 22NW estimates that through the date hereof its expenses in connection with this solicitation are approximately $500,000. To the extent legally permissible, if 22NW is successful in its proxy solicitation, 22NW intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. 22NW does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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ADDITIONAL PARTICIPANT INFORMATION

The participants in the proxy solicitation are 22NW Fund, 22NW LP, 22NW GP, 22NW Inc., Ryan W. Broderick, Bryson O. Hirai-Hadley, Alexander B. Jones and the Nominees (each a “Participant” and collectively, the “Participants”).

Each of 22NW Fund, 22NW LP and 22NW GP is a Delaware limited partnership. 22NW Inc. is a Delaware S Corporation. Messrs. English, Broderick, Hirai-Hadley and Jones are citizens of the United States.

The principal business of 22NW Fund is investing in securities. The principal business of 22NW LP is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW LP. Mr. English is the Portfolio Manager of 22NW LP, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Messrs. Broderick, Hirai-Hadley and Jones are Research Analysts at 22NW LP.

The principal business address of each of 22 NW Fund, 22NW LP, 22NW GP, 22NW Inc. and Messrs. English, Broderick, Hirai-Hadley and Jones is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

As of the date hereof, 22NW Fund directly beneficially owns 15,894,165 Common Shares. As the investment manager of 22NW Fund, 22NW LP may be deemed to beneficially own the 15,894,165 Common Shares directly beneficially owned by 22NW Fund. As the general partner of 22NW Fund, 22NW GP may be deemed to beneficially own the 15,894,165 Common Shares directly beneficially owned by 22NW Fund. As the general partner of 22NW LP, 22NW Inc. may be deemed to beneficially own the 15,894,165 Common Shares directly beneficially owned by 22NW Fund. As of the date hereof, Mr. English directly beneficially owns 214,869 Common Shares. Mr. English, as the Portfolio Manager of 22NW LP, Manager of 22NW GP, and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 15,894,165 Common Shares directly beneficially owned by 22NW Fund, which, together with the 214,869 Common Shares he directly owns, constitutes an aggregate of 16,109,034 Common Shares beneficially owned by Mr. English. As of the date hereof, Mr. Broderick directly beneficially owns 5,675 Common Shares. As of the date hereof, Mr. Hirai-Hadley directly beneficially owns 1,250 Common Shares. As of the date hereof, Mr. Jones directly beneficially owns 1,200 Common Shares. As of the date hereof, Mr. Mitchell directly beneficially owns 6,890 Common Shares.

Each Participant in this solicitation is a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 16,124,049 Common Shares owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the Common Shares that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

The Common Shares purchased by 22NW Fund were purchased with working capital. The Common Shares purchased by Messrs. English, Broderick, Hirai-Hadley and Jones were purchased with personal funds.

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Except as set forth in this Revised Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Meeting.

As discussed further in the “BACKGROUND TO THE SOLICITATION” section above, on January 20, 2022, the Company brought the Application before the ASC against 22NW and 726, alleging various violations of Canadian securities law based on alleged joint action. On March 4, 2022, the ASC rendered its decision, concluding that 22NW and 726 had not and were not acting jointly or in concert and denying the relief sought by the Company. In addition, on March 11, 2022, counsel to 22NW sent the March 11 Letter to Counsel to the Company, requesting confirmation that the Board will not seek to adjourn the Meeting. In the March 11 Letter, 22NW indicated that it intends to initiate legal action if such confirmation is not promptly received. On March 14, 2022, counsel to 22NW received confirmation from counsel to the Company that the Company will hold the Meeting on the date scheduled, April 26, 2022, unless otherwise prohibited by corporate or other applicable law.

Other than as disclosed herein, there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

22NW is unaware of any other matters to be considered at the Meeting. However, should other matters, which 22NW is not aware of at a reasonable time before this solicitation, be brought before the Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

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INTEREST IN MATERIAL TRANSACTIONS AND MATTERS

TO BE ACTED UPON AT THE MEETING

Except as otherwise disclosed in this Revised Proxy Statement, to the knowledge of 22NW, neither 22NW, 22NW LP, 22NW GP nor 22NW Inc., nor any of their partners, directors or officers, nor any of the Nominees, nor any associates or affiliates of the foregoing, has:

•	any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction (other than the proposed changes and transactions contemplated in this Revised Proxy Statement) that has materially affected or will materially affect the Company or any of its subsidiaries; or
•	any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the Meeting, other than in respect of their ownership, control or direction of Common Shares described elsewhere in this Revised Proxy Statement, and the election of the Nominees by means of Proposal No. 1.

Except as disclosed above, information concerning any material interests, direct or indirect, of any director or executive officer of the Company, any other "informed person" (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), any person (other than 22NW) who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at the Meeting, is not within the knowledge of 22NW. For this information, please refer to the Company’s proxy statement and management circular.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, the Company is subject both to the rules of the SEC under the Exchange Act and the provisions of the ABCA with respect to shareholder proposals. As set out under the ABCA and in the rules of the SEC under the Exchange Act, simply submitting a shareholder proposal does not guarantee its inclusion in the management information circular and proxy statement, because compliance with applicable law is a prerequisite for inclusion.

A shareholder proposal submitted pursuant to the rules of the SEC under Rule 14a-8 of the Exchange Act for inclusion in the management information circular and proxy statement distributed to shareholders prior to the 2023 annual meeting of shareholders (the “2023 Annual Meeting”), other than in respect of the nomination of directors, must be received by the Company no later than 120 days prior to the date the Company’s proxy statement is first mailed to shareholders in connection with the Meeting and must comply with the requirements of Rule 14a-8 of the Exchange Act.

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The ABCA permits certain eligible shareholders and beneficial owners of shares to submit shareholder proposals to the Company, which may be included in the Company’s management information circular and proxy statement. To be considered for inclusion in the management circular and proxy statement for the annual meeting of shareholders, any such shareholder proposal under the ABCA must be received by the Company at least 90 days before the anniversary date of the last annual meeting of shareholders, or January 26, 2023, for the inclusion in the management information circular and proxy statement distributed to shareholders prior to the 2023 Annual Meeting.

Under the advance notice provisions of the Bylaws, a shareholder who intends to nominate one or more persons for election as directors at the 2023 Annual Meeting must give written notice of such nomination(s) to the Company not less than 30 days prior to the 2023 Annual Meeting; provided, however, if the 2023 Annual Meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be given not later than the close of business on the tenth day following such public announcement.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Revised Proxy Statement should not be construed as an admission by 22NW that such procedures are legal, valid or binding.

EXECUTIVE COMPENSATION, INDEBTEDNESS, MANAGEMENT CONTRACTS AND EQUITY COMPENSATION PLANS

Information regarding the compensation of executives and directors of the Company (including the information prescribed by Form 51-102F6 – Statement of Executive Compensation), the indebtedness of the Company’s directors and officers or their respective associates and about management contracts that may be in place at the Company and securities authorized for issuance under the Company equity compensation plans is not within the knowledge of 22NW. For this information, please refer to the Company’s proxy statement and management circular, once made available to shareholders by the Company, and other continuous disclosure filed by the Company on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

INFORMATION REGARDING DIRTT

The Company files or furnishes annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. The SEC maintains a website at www.sec.gov (“EDGAR”) that contains reports, proxy and information statements, and other information regarding issuers, including DIRTT, that file electronically with the SEC. The Company is also subject to requirements of the applicable securities laws of Canada, and documents that it files with the Canadian Securities Administrators may be found at www.sedar.com (“SEDAR”).

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DIRTT’s Annual Report on Form 10-K for the year ended December 31, 2021 contains financial information, including financial statements and management’s discussion and analysis for the Company’s most recently completed fiscal year. DIRTT’s Annual Report on Form 10-K for the year ended December 31, 2021, and other information may be obtained without charge upon written request addressed to 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6 or by telephone at (403) 723-5000, in each case Attention: Investor Relations.

Additional information relating to the Company, including the Company 2021 Management Circular and the Management Circular (once filed by the Company), is or is expected to be filed, and can be accessed through SEDAR or EDGAR. Financial information is provided in the Company’s comparative financial statements and management's discussion and analysis for the three and nine-month periods ended September 30, 2021 and 2020, and its most recently completed financial year. Copies of the Company's financial statements and management's discussion and analysis may be obtained by any person without charge by contacting the Company at 7303 – 30th Street E., Calgary, Alberta, T2C 1N6, Attention: Corporate Secretary. The Company's auditor is PricewaterhouseCoopers LLP.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS REVISED PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

Certain information concerning the Company contained in this Revised Proxy Statement has been taken from or is based upon publicly available documents or records on file with U.S. and Canadian securities regulatory authorities and other public sources. Although 22NW has no knowledge that would indicate that any statements contained in this Revised Proxy Statement that are taken from or based upon those documents and records or other public sources are untrue or incomplete, 22NW does not assume and expressly disclaims any responsibility for the accuracy or completeness of the information taken from or based upon those documents, records and other public sources, or for any failure by the Company to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information, but that are unknown to 22NW.

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This Revised Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Revised Proxy Statement will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Revised Proxy Statement.

22NW Fund, LP

March 22, 2022

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of Transaction	Securities Acquired/(Disposed)	Date of Transaction

22NW FUND, LP

Purchase Of Common Shares	3,387	03/19/20
Purchase Of Common Shares	278,999	03/20/20
Purchase Of Common Shares	442,330	03/23/20
Purchase Of Common Shares	122,805	03/27/20
Purchase Of Common Shares	189,200	03/27/20
Purchase Of Common Shares	147,315	03/30/20
Purchase Of Common Shares	51,494	03/30/20
Purchase Of Common Shares	19,300	04/07/20
Purchase Of Common Shares	50,000	04/20/20
Purchase Of Common Shares	32,800	04/20/20
Purchase Of Common Shares	50,000	04/21/20
Purchase Of Common Shares	34,746	04/21/20
Purchase Of Common Shares	100,000	04/29/20
Purchase Of Common Shares	100,000	04/30/20
Purchase Of Common Shares	1,000	04/30/20
Purchase Of Common Shares	98,322	05/01/20
Purchase Of Common Shares	65,000	05/04/20
Purchase Of Common Shares	40,940	05/04/20
Purchase Of Common Shares	25,000	05/05/20
Purchase Of Common Shares	5,710	05/05/20
Purchase Of Common Shares	25,000	05/06/20
Purchase Of Common Shares	6,700	05/06/20
Purchase Of Common Shares	2,400	05/11/20
Purchase Of Common Shares	40,000	05/12/20
Purchase Of Common Shares	43,546	05/12/20
Purchase Of Common Shares	161,567	05/13/20
Purchase Of Common Shares	100	05/14/20
Purchase Of Common Shares	6,803	05/15/20
Purchase Of Common Shares	4,419	05/18/20
Purchase Of Common Shares	30,000	05/19/20
Purchase Of Common Shares	181,198	05/19/20
Purchase Of Common Shares	200,000	05/20/20
Purchase Of Common Shares	25,200	05/20/20
Purchase Of Common Shares	50,000	05/21/20
Purchase Of Common Shares	50,000	05/21/20
Purchase Of Common Shares	50,000	05/21/20
Purchase Of Common Shares	55,700	05/21/20
Purchase Of Common Shares	50,000	05/22/20
Purchase Of Common Shares	50,000	05/22/20
Purchase Of Common Shares	50,000	05/22/20
Purchase Of Common Shares	83,634	05/22/20
Purchase Of Common Shares	50,000	05/26/20
Purchase Of Common Shares	143,611	05/26/20
Purchase Of Common Shares	100,000	05/27/20
Purchase Of Common Shares	100,000	05/27/20
Purchase Of Common Shares	50,000	05/27/20
Purchase Of Common Shares	67,744	05/27/20
Purchase Of Common Shares	69,400	05/27/20
Purchase Of Common Shares	50,000	05/28/20
Purchase Of Common Shares	29,230	05/28/20
Purchase Of Common Shares	152,737	05/28/20
Purchase Of Common Shares	50,000	05/29/20
Purchase Of Common Shares	175,000	05/29/20
Purchase Of Common Shares	172,533	05/29/20
Purchase Of Common Shares	201,568	06/01/20
Purchase Of Common Shares	123,975	06/01/20
Purchase Of Common Shares	750,000	06/02/20
Purchase Of Common Shares	25,000	06/02/20
Purchase Of Common Shares	54,100	06/02/20
Purchase Of Common Shares	50,105	06/02/20
Purchase Of Common Shares	83,529	06/03/20
Purchase Of Common Shares	70,375	06/03/20
Purchase Of Common Shares	143,300	06/04/20
Purchase Of Common Shares	73,913	06/04/20
Purchase Of Common Shares	55,900	06/05/20
Purchase Of Common Shares	100,000	06/05/20
Purchase Of Common Shares	18,265	06/05/20
Purchase Of Common Shares	15,100	06/05/20
Purchase Of Common Shares	7,800	06/08/20
Purchase Of Common Shares	133,374	06/08/20
Purchase Of Common Shares	54,334	06/08/20
Purchase Of Common Shares	40,000	06/09/20
Purchase Of Common Shares	28,600	06/09/20
Purchase Of Common Shares	674	07/07/20
Purchase Of Common Shares	100,100	07/09/20
Purchase Of Common Shares	23,195	07/10/20
Purchase Of Common Shares	6,600	07/10/20
Purchase Of Common Shares	58,092	07/30/20
Purchase Of Common Shares	15,406	08/05/20
Purchase Of Common Shares	30,820	08/06/20
Purchase Of Common Shares	8,782	08/06/20
Purchase Of Common Shares	44,083	08/07/20
Purchase Of Common Shares	16,865	08/07/20
Purchase Of Common Shares	107,074	08/10/20
Purchase Of Common Shares	84,749	08/10/20
Purchase Of Common Shares	26,360	08/11/20
Purchase Of Common Shares	37,224	08/11/20
Purchase Of Common Shares	59,954	08/12/20
Purchase Of Common Shares	54,619	08/12/20
Purchase Of Common Shares	58,003	08/13/20
Purchase Of Common Shares	63,746	08/13/20
Purchase Of Common Shares	125,000	08/14/20
Purchase Of Common Shares	97,567	08/14/20
Purchase Of Common Shares	7,914	08/17/20
Purchase Of Common Shares	69,127	08/17/20
Purchase Of Common Shares	90	08/18/20
Purchase Of Common Shares	19,900	08/20/20
Purchase Of Common Shares	6,200	08/24/20
Purchase Of Common Shares	1,100	08/24/20
Purchase Of Common Shares	25,300	08/25/20
Purchase Of Common Shares	10,000	08/26/20
Purchase Of Common Shares	40,362	08/26/20
Purchase Of Common Shares	15,029	08/27/20
Purchase Of Common Shares	30,198	08/27/20
Purchase Of Common Shares	36,630	08/28/20
Purchase Of Common Shares	19,704	09/01/20
Purchase Of Common Shares	6,789	09/01/20
Purchase Of Common Shares	100,000	10/26/20
Purchase Of Common Shares	100,000	10/26/20
Purchase Of Common Shares	336,073	10/26/20
Purchase Of Common Shares	50,000	10/26/20
Purchase Of Common Shares	15,642	10/27/20
Purchase Of Common Shares	25,500	10/28/20
Purchase Of Common Shares	40,100	10/28/20
Purchase Of Common Shares	56,500	12/31/20
Purchase Of Common Shares	45,000	12/31/20
Sale Of Common Shares	(40,107)	01/04/21
Sale Of Common Shares	(700)	01/04/21
Sale Of Common Shares	(500)	01/05/21
Sale Of Common Shares	(900)	01/05/21
Sale Of Common Shares	(15,893)	01/06/21
Sale Of Common Shares	(43,400)	01/06/21
Purchase Of Common Shares	3,625	06/15/21
Purchase Of Common Shares	4,310	06/15/21
Purchase Of Common Shares	3,300	06/17/21
Purchase Of Common Shares	9,209	06/17/21
Purchase Of Common Shares	180,407	06/18/21
Purchase Of Common Shares	25,593	06/18/21
Purchase Of Common Shares	407,398	07/14/21
Purchase Of Common Shares	32,900	07/14/21
Purchase Of Common Shares	147,672	07/15/21
Purchase Of Common Shares	1,054,400	07/15/21
Purchase Of Common Shares	3,544	07/16/21
Purchase Of Common Shares	18,850	07/16/21
Purchase Of Common Shares	228,600	07/28/21
Purchase Of Common Shares	7,904	07/28/21
Purchase Of Common Shares	100	07/29/21
Purchase Of Common Shares	700	07/29/21
Purchase Of Common Shares	1,555,610	08/05/21
Purchase Of Common Shares	100,000	08/12/21
Purchase Of Common Shares	3,493,000	08/12/21
Purchase Of Common Shares	56,300	10/25/21
Purchase Of Common Shares	24,671	10/25/21
Purchase Of Common Shares	31,121	10/26/21
Purchase Of Common Shares	12,617	10/26/21
Purchase Of Common Shares	8,695	10/27/21
Purchase Of Common Shares	200	10/27/21
Purchase Of Common Shares	108,556	11/01/21
Purchase Of Common Shares	25,800	11/01/21
Purchase Of Common Shares	61,549	11/02/21
Purchase Of Common Shares	28,002	11/03/21
Purchase Of Common Shares	20,853	11/03/21

I-1

ARON ENGLISH

Purchase of Common Shares	4,800	03/31/20
Purchase of Common Shares	14,319	03/31/20
Purchase of Common Shares	6,545	04/01/20
Purchase of Common Shares	4,555	04/02/20
Purchase of Common Shares	24,000	05/29/20
Purchase of Common Shares	300	07/07/20
Purchase of Common Shares	405	07/08/20
Purchase of Common Shares	19,295	07/09/20
Purchase of Common Shares	51,700	11/18/20
Purchase of Common Shares	3,400	06/22/21
Purchase of Common Shares	600	06/22/21
Purchase of Common Shares	10,000	06/22/21
Purchase of Common Shares	10,000	06/22/21
Purchase of Common Shares	5,950	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	4,800	08/12/21
Purchase of Common Shares	200	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	4,001	08/12/21
Purchase of Common Shares	3,000	08/12/21
Purchase of Common Shares	3,000	08/12/21
Purchase of Common Shares	999	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	5,000	08/12/21
Purchase of Common Shares	3,000	08/12/21

I-2

RYAN BRODERICK

Purchase of Common Shares	1,500	04/02/20
Purchase of Common Shares	650	07/23/20
Purchase of Common Shares	100	07/23/20
Purchase of Common Shares	300	09/23/20
Purchase of Common Shares	100	09/23/20
Purchase of Common Shares	200	10/06/20
Purchase of Common Shares	50	10/06/20
Purchase of Common Shares	2,775	10/26/20

BRYSON HIARI-HADLEY

Purchase of Common Shares	1,250	11/05/20

ALEXANDER B. JONES

Purchase of Common Shares	500	01/19/21
Purchase of Common Shares	200	01/19/21
Purchase of Common Shares	200	01/27/21
Purchase of Common Shares	100	02/02/21
Purchase of Common Shares	200	02/05/21

CORY MITCHELL

Purchase of Common Shares	1,600	05/29/20
Purchase of Common Shares	750	06/11/20
Purchase of Common Shares	740	06/11/20
Purchase of Common Shares	1,300	09/04/20
Purchase of Common Shares	2,500	10/26/20

I-3

SCHEDULE II

The following table is reprinted from the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission on March 7, 2022.

Security Ownership of Certain Beneficial Owners and Management

The following table includes information, as of March 4, 2022, about the beneficial ownership of our Common Shares for:

•	each shareholder known by us to own beneficially 5% or more of our Common Shares;
•	each of our directors;
•	each of the named executive officers included in our Summary Compensation Table; and
•	all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 85,593,871 outstanding Common Shares as of March 4, 2022. Our Common Shares subject to stock options or other derivative instruments that are currently exercisable or exercisable within 60 days of March 4, 2022 are deemed to be outstanding and to be beneficially owned by the entity or person holding such stock options or other derivative instrument for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person.

Unless otherwise indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the following table will have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them, except to the extent authority is shared by spouses under community property laws. The business address for each of our directors and executive officers is c/o DIRTT Environmental Solutions Ltd., 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6.

II-1

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders
22NW Fund, LP (1)	16,124,049	18.89%
726 BC LLC, 726 BF LLC and Shaun Noll (2)	11,475, 626	13.45%
MAK Capital One L.L.C. (3)	9,915,415	11.4%
NGEN LP (4)	7,283,697	8.53%
683 Capital Management, LLC (5)	6,387,097	7.5%
American Century Investment Management, Inc. (6)	5,014,737	5.88%
Directors and NEOs
Michael T. Ford	-	-
Dennis E. Karkkainen (7)	50,400	*
Shauna R. King (8)	20,000	-
Todd W. Lillibridge (9)	484,700	*
James (Jim) A. Lynch	-	-
Steven E. Parry (10)	62,300	*
Diana R. Rhoten	-	-
Jennifer L. Warawa (11)	385,508	*
Geoffrey D. Krause (12)	262,212	*
All directors and executive officers as a group (12 persons)	1,171,688	2.01%

* Less than 1%.

(1)	The collective ownership of Common Shares of 22NW Fund, LP, Aron English, Ryan Broderick, Bryson Hirai-Hadley, Alexander Jones and Cory Mitchell, as reported on Schedule 14A filed with the SEC on January 7, 2022. The address of 22NW Fund, LP is 1455 NW Leary Way, Suite 400, Seattle, WA 98107.
(2)	As reported on a Schedule 13D/A filed with the SEC on January 14, 2022. The address of Mr. Noll is 2494 Sand Hill Rd., Menlo Park, CA, 94025.
(3)	As reported on a Schedule 13G/A filed with the SEC on February 14, 2022. Mak Capital One L.L.C. (“MAK”) is the holder of (i) 8,055,200 Common Shares, and (ii) 1,860,215 Common Shares issuable upon conversion of a 6% convertible subordinated debenture of the Company. The address of MAK is 590 Madison Avenue, Suite 2401, New York, NY 10022.
(4)	Based on information provided by the shareholder as of February 16, 2022. The address of NGEN LP is 733 Third Avenue, New York, NY 10017.
(5)	As reported on a Schedule 13G/A filed with the SEC as of February 14, 2022, including 43,011 shares owned by 683 Maiden Fund LP. The address of 683 Capital Management, LLC is 3 Columbus Circle, Suite 2205, New York, NY 10019.
(6)	As reported on a Schedule 13G/A filed with the SEC on February 4, 2022. The address of American Century Investment Management, Inc. is 4500 Main Street, 9th Floor, Kansas City, MO 64111.
(7)	Consists of 50,400 Common Shares held of record by Ms. Karkkainen.
(8)	Consists of 20,000 Common Shares held of record by Ms. King.
(9)	Consists of 484,700 Common Shares held of record by Mr. Lillibridge.
(10)	Consists of 62,300 Common Shares held of record by Mr. Parry.
(11)	Consists of (i) 144,466 Common Shares held of record by Ms. Warawa and (ii) 241,042 Common Shares subject to stock options exercisable within 60 days of March 4, 2022.
(12)	Consists of (i) 139,844 Common Shares held of record by Mr. Krause and (ii) 122,368 Common Shares subject to stock options exercisable within 60 days of March 4, 2022.
II-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few Common Shares you own, please give 22NW your proxy FOR the election of each of the Nominees and in accordance with 22NW’s recommendations on the other proposal(s) on the agenda for the Meeting by taking three steps:

•	SIGNING the enclosed WHITE proxy card;
•	DATING the enclosed WHITE proxy card; and
•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares in person or virtually at the Meeting, however, even if you plan to attend the Meeting in person or virtually, we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Meeting.

If any of your Common Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Common Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Revised Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of 22NW’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF 22NW FUND, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

NEITHER THE BOARD OF DIRECTORS OR MANAGEMENT OF DIRTT ENVIRONMENTAL SOLUTIONS LTD. IS SOLICITING THIS PROXY

P     R     O     X     Y

Notes to proxy:

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to use this WHITE proxy and to appoint a person or company other than 22NW Fund, LP’s (“22NW”) proxyholders listed below, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this WHITE proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this WHITE proxy with signing capacity stated.
3.	This WHITE proxy should be signed in the exact manner as the name(s) appear(s) on the WHITE proxy.
4.	The securities represented by this WHITE proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the WHITE proxy appoints the 22NW proxyholders listed below, this WHITE proxy will be voted as recommended by 22NW or as otherwise indicated below.
5.	The securities represented by this WHITE proxy will be voted in favor or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
6.	This WHITE proxy confers discretionary authority in respect of amendments or variations to matters identified in the Revised Proxy Statement or other matters that may properly come before the meeting or any adjournment or postponement thereof to the extent such matters are unknown to 22NW a reasonable time before this solicitation, as permitted by Rule 14a-4(c) of the Securities and Exchange Act of 1934 and unless prohibited by law.

WHITE PROXY CARD

7.	This WHITE proxy should be read in conjunction with the accompanying documentation provided by 22NW.

In order to ensure that this proxy can be deposited for vote at the Meeting (see below), 22NW strongly recommends that this proxy must be received no later than 10:00 a.m. MDT on Friday, April 22, 2022.

Appointment of Proxyholder:

I/We being holder(s) of securities of DIRTT Environmental Solutions Ltd. (the “Company”) hereby appoint: Aron R. English or failing this person, any of John Ferguson, Ryan Nebel or Rebecca Van Derlaske	OR	Print the name of the person you are appointing if this person is someone other than the 22NW proxyholders listed herein.

Note: If completing the appointment box above YOU MUST go to www.computershare.com/DIRTT and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invitation code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held on Tuesday, April 26, 2022 at 10:00 a.m. MDT at The Residence Inn by Marriott, 610 10 Avenue SW, Calgary, Alberta, T2R 1M3 Canada and any adjournment or postponement thereof and any meeting called in lieu thereof (the “Meeting”).

I/we hereby revoke any other proxy or proxies heretofore given to vote or act with respect to the common shares of the Company held by me/us, and hereby ratify and confirm all action the herein named attorneys and proxyholders, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxyholders with respect to any other matters as may properly come before the Meeting that are unknown to 22NW a reasonable time before this solicitation (see “Notes to proxy” above).

This Proxy may only be voted for or withheld from voting for 22NW’s nominees and does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return this Proxy will only be able to vote for or withhold from voting for 22NW’s seven nominees and will not have the opportunity to vote for or withhold from voting for any of the Company’s director nominees.

WHITE PROXY CARD

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE NOMINEES LISTED BELOW IN PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 4 AND “AGAINST” PROPOSAL 3 AND “AGAINST” PROPOSAL 5 (see “Signature of Proxyholder” below).

This Proxy will be valid until the completion of the Meeting. This Proxy will only be valid in connection with 22NW’s solicitation of proxies for the Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

22NW STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF EACH OF THE NOMINEES LISTED BELOW IN PROPOSAL 1, AGAINST THE APPROVAL OF THE COMPANY’S NAME CHANGE RESOLUTION IN PROPOSAL 3 AND AGAINST THE APPROVAL OF THE COMPANY’S SHAREHOLDER RIGHTS PLAN IN PROPOSAL 5. 22NW MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2 OR PROPOSAL 4.

1.

22NW’s proposal to elect Aron R. English, Cory J. Mitchell, Douglas A. Edwards, Mary Garden, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders as directors of the Company to serve until the 2023 annual meeting of shareholders.

a.	Aron R. English
☐ FOR	☐ WITHHOLD

b.	Cory J. Mitchell
☐ FOR	☐ WITHHOLD

c.	Douglas A. Edwards
☐ FOR	☐ WITHHOLD

d.	Mary Garden
☐ FOR	☐ WITHHOLD

e.	Scott L. Robinson
☐ FOR	☐ WITHHOLD

f.	Scott C. Ryan
☐ FOR	☐ WITHHOLD

g.	Kenneth D. Sanders
☐ FOR	☐ WITHHOLD

2.	The Company’s proposal to appoint PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, at a remuneration to be fixed by the board of directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WHITE PROXY CARD

3.	The Company’s proposal to approve an amendment to the Company’s articles of amalgamation to change the Company’s name to “DIRTT Inc.”.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	The Company’s proposal to approve the Company’s 2022 Employee Share Purchase Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	The Company’s proposal to approve the Company’s Shareholder Rights Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

SIGNATURE OF PROXYHOLDER

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the WHITE proxy appoints the 22NW proxyholders, this WHITE proxy will be voted as recommended or indicated by 22NW. Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. Proxies must be received by 10:00 a.m. MDT on April 22, 2022.

By:

DATED: